Exhibit 99.1

Exhibit 99.1 *Certain confidential information contained in this exhibit, marked by brackets with asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

LICENSE, DEVELOPMENT AND SUPPLY AGREEMENT

BETWEEN

McNEIL PDI Inc.
(acting through its McNEIL Consumer Healthcare Division)

a corporation existing under the laws of Canada

AND

McNEIL Consumer & Specialty Pharmaceuticals Division of McNEIL-PPC, Inc.

a corporation existing under the laws of New Jersey, U.S.A.

AND

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

a corporation existing under the laws of Canada

AND

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

a corporation existing under the laws of Switzerland

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Appendix A	Summary of Cholesterol 1,2,3™
Appendix AA	Correlation Study Success Factors
Appendix C	J&J Universal Calendar
Appendix D	Framingham Risk Factor & Scores
Appendix E	***** - IMI Clinical Trial Agreement
Appendix F	IMI Licensed Know How
Appendix G	IMI Improvement Intellectual Property
Appendix H	IMI Patents and Patent Applications
Appendix I	Palm Test Summary and Prototype Drawing
Appendix J	Cholesterol 1,2,3™ Product Specifications
Appendix K	Tape Test Summary & Prototype Drawing
Appendix L	Licensed Product Royalty Report
Appendix M	Rolling Demand Forecast
Appendix N	Quality Control
Appendix O	Quality Agreement
Appendix P	Stability Test Program
Appendix Q	Price Schedule for X-Rite Reader
Appendix R	Non-Conforming Notice
Appendix S	Returned Goods Authorization Form

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LICENSE, DEVELOPMENT AND SUPPLY AGREEMENT

THIS AGREEMENT dated as of May 28th, 2004 (the "Agreement") by and between IMI International Medical Innovations Inc., a corporation incorporated under the laws of Canada, and having its principal place of business at Suite 615, 4211 Yonge Street, Toronto, Ontario, M2P 2A9, Canada ("IMI-Canada"), IMI International Medical Innovations Inc., a corporation incorporated under the laws of Switzerland, and having its office c/o Schmid Attorneys at Law, Stockerstrasse 38 Schwanengasse 1, CH-3011 Berne, Switzerland ("IMI-Switzerland") (IMI-Canada together with IMI-Switzerland being herein referred to collectively as "IMI" or "Party") and McNEIL Consumer & Specialty Pharmaceuticals Co, incorporated under the laws of the State of New Jersey, the United States of America, and having its principal place of business at 7050 Camp Hill Road, Pennsylvania, PA 19034 ("McNEIL-US"), and McNEIL PDI Inc., a corporation incorporated under the laws of Canada, with and having its principal place of business at 768 Hebert Street, Desbiens, Quebec, Canada (acting through its McNEIL Consumer Healthcare division) ("McNEIL-Canada" )( MCNEIL-US together with MCNEIL-Canada being herein referred to collectively as "MCNEIL" or "Party"). McNEIL and IMI may also be referred to as "Parties."

Whereas:

A.    IMI desires that McNEIL expand its role in the joint development and commercialization of IMI’s skin Sterol measurement technology.

B.    McNEIL desires to jointly develop with IMI and market certain cardiac risk predictors, for both professional and consumer markets.

C.    IMI desires to have manufactured and supply to McNEIL such cardiac risk predictors, at least for an initial period, and McNEIL desires to have IMI have manufactured and supply to McNEIL such cardiac risk predictors, at least for an initial period.

ARTICLE I
DEFINITIONS

As used in this Agreement, the following terms shall have the following respective meanings:

1.1	All currency used in this Agreement shall be denominated in Canadian Dollars, unless specifically identified otherwise.

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1.2
"Affiliate(s)" shall mean any company(ies) or other legal entity(ies) directly or indirectly controlling, controlled by, or under common control with a respective Party. For purposes of this definition, "control" shall mean possession of the power to direct or cause the direction of the management and policies of the company or other legal entity, whether pursuant to the ownership of at least 50% of its voting securities, by contract, or otherwise.

1.3
"Applicable Laws" shall mean all applicable laws, statutes, rules, regulations and guidelines that may apply to the sale of a Product in a particular jurisdiction within the Territory or the promotion, marketing, manufacturing, packaging, labeling, importation, exportation, warehousing or distribution of a Product that is to be sold in such jurisdiction within the Territory or the performance of either Party’s obligations under this Agreement, and including all GLP, GMP, and GCP, and all applicable standards or guidelines promulgated by applicable Regulators.

1.4	"Approved Product" shall mean, for a given country, a Product that has received all necessary Regulatory Approvals.

1.5	"Business Day" shall mean any day other than a Saturday, Sunday or any day that is a national, provincial, municipal or civic holiday in Toronto, Ontario, Canada.

1.6	"Calendar Year" shall mean the period of time commencing on 1 January and ending on the following December 31.

1.7
"CE Mark" means the CE mark or Conformité Européene mark which is a mandatory European mark for medical devices and in vitro diagnostic devices that indicates conformity of the product with the essential health and safety requirements of the applicable European directive(s) within the European Union.

1.8	"Cholesterol 123 Test" shall mean a Product that is used to determine skin Sterol levels as contemplated by the summary in Appendix A.

1.9	"Clinical Trial" shall mean a trial performed using the Product, whether on humans or animals.

1.10	"Commercial Clinical Program" has the meaning ascribed thereto in Section 2.2.2 hereto.

1.11	"Commercial Sale" shall mean an arm’s length transaction and shipment by McNEIL or any of its Sublicensees of a Product to an independent Third Party in a country of the Territory.

1.12	"Correlation Study Success Factors" shall mean the ***** as set forth in Appendix AA.

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1.13
"Diligent Efforts" means the level of efforts required to carry out obligations or tasks in a sustained manner consistent with the efforts a similarly situated biotechnology research & development corporation, as the case may be, devotes to a product of similar market potential, profit potential or strategic value resulting from its own research efforts, based on conditions then prevailing. For greater certainty, no Party shall be required to expend efforts or allocate resources if it would not be commercially reasonable to do so.

1.14	"Dollar" shall mean the legal currency of Canada.

1.15	"Effective Date" shall mean the date first written above.

1.16
"Eastern Europe" means the following countries of Europe, to the extent that they are not members of the European Union: Moldavia, Turkey, Macedonia, Bulgaria, Yugoslavia, Albania, Russia, Belarus, Ukraine, Romania, Croatia, Bosnia-Herzogovinia.

1.17
"European Union" or "EU" shall mean the current twenty-five (25) member States of the European Union (ie., Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Slovak Republic, Slovenia, Spain, Sweden, UK) together with such other countries that accede from time to time to become Member States of the EU.

1.18	"Expiry Date" has the meaning ascribed thereto in Section 17.1 hereof.

1.19	"FDA" shall mean the United States Food and Drug Administration and successor bodies.

1.20	"FDA Approval" means, in respect of a particular Product, all necessary Regulatory Approvals granted by the FDA for the manufacture, sale, and distribution of the Product in the U.S.

1.21	"FDCA" means the United States Federal Food, Drug and Cosmetics Act and all regulations, guidances, and rules promulgated thereunder.

1.22	"Field" shall mean and include all fields of diagnosing, predicting and monitoring of cardiac risk utilizing systems measuring skin Sterol and, for the purposes of this Agreement:

1.22.1 "Consumer Field" shall mean the field of diagnosing, predicting and monitoring of cardiac risk utilizing systems that are approved by the applicable governmental regulatory authorities for use by individuals without supervision by a licensed medical practitioner and that are directly marketed to public consumers;

1.22.2 "Insurance Laboratory Field" shall mean the field of diagnosing, predicting and monitoring of cardiac risk utilizing systems that are approved by the applicable governmental regulatory authorities for use under the supervision of trained medical personnel and/or trained healthcare workers and that

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are operated by a service provider (which may include, but not be limited to an outpatient clinic, medical laboratory, patient collection center associated with a laboratory, hospital laboratory or in a similar venue providing laboratory services), provided that such field shall be solely related to the analysis of the cardiac health of an insurance applicant;

1.22.3 "Professional Field" shall mean the field of diagnosing, predicting and monitoring of cardiac risk utilizing systems that are approved by the applicable governmental regulatory authorities for use under the supervision of a licensed medical practitioner, and is other than the Insurance Laboratory Field as described above.

1.22.4 "Other Field" shall mean all other uses of systems measuring skin cholesterol other than the Consumer Field, Insurance Laboratory Field and the Professional Field, except the Other Field does not include the Tape Test for use in the Insurance Laboratory Field in North America.

1.23	"First Commercial Sale" shall mean, with respect to any Product, the first Commercial Sale of such Product.

1.24
"Fiscal Quarter" shall mean each of the periods of time between January and March; April and June; July and September; and October and December; as determined by employing the Johnson & Johnson Universal Calendar system, as exemplified by Appendix C attached hereto.

1.25 "Framingham Global Risk Score" shall mean that score as identified in Appendix D.

1.26 "Framingham Success Correlation Factors" shall mean the *****.

1.27 "Good Clinical Practice" or "GCP" means the then current standards for clinical trials for medical devices, as set forth in the FDCA, as amended from time to time, and such standards of good clinical practice as are required by other governmental organizations and agencies of nations or territories within the Territory in which the Product is intended to be sold, to the extent such standards do not contravene the United States GCP.

1.28 "Good Laboratory Practice" or "GLP" means the then current standards for laboratory activities for medical devices, as set forth in the FDCA, as amended from time to time, and such standards of good laboratory practice as are required by other governmental organizations and agencies of nations or territories within the Territory in which the Product is intended to be sold, to the extent such standards do not contravene the United States GLP.

1.29 "GMP" or "good manufacturing practices" shall mean the then-current standards for the manufacture of medical devices, as set forth in the FDCA, as amended from time to time, including without limitation the Code of Federal Regulations, as amended from time to time.

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1.30 "IMI Improvement Intellectual Property" shall have the meaning ascribed thereto in Section 2.5.4 hereof.

1.31 "Improvement" shall mean any change, improvement, development, or modification of the Product, any component/material useful therein, or the method or process of making or using the Product.

1.32 "Intellectual Property" has the meaning ascribed thereto in Section 2.5.

1.33 "ISO" means certification for the then current standards as they apply to the development and supply of in Vitro Medical Devices (currently ISO 14388) as established by the International Organization for Standardization.

1.34"Joint Steering Committee" or "JSC" means the committee established pursuant to Section XVIII hereof.

1.35 "Know How Product" has the meaning ascribed thereto in Section 4.1.2 hereof.

1.36 "Knowledge" or "Knowingly" shall mean, with respect to any fact or matter, the actual knowledge of the applicable Party, or knowledge that should have been known by the applicable Party subject to commercially reasonable diligence.

1.37 "***** Study" shall mean the study contemplated to take place under ***** (with such material changes thereto as may be approved by *****).

1.38 "Licensed Know-How" means the trademarks identified in Appendix F hereto together with any and all information or special knowledge on the part of IMI not generally known to the public, which is either in existence as of the Effective Date or which is developed during the Term of the Agreement, including but not limited to inventions, discoveries, reports, protocols, processes, apparati, techniques, methods, models, screens, assays, products, regulatory submissions, and technical information, together with all experience, data, formulas, procedures and results, and including all chemical, pharmacological, toxicological, clinical, analytical, quality control, and safety data (including but not limited to data from use of the Product), and any other materials or compositions relating to or being useful in the manufacture, use, sale or Registration of the Products. Licensed Know How shall also include the IMI Improvement Intellectual Property as set forth in Section 2.5.4 hereof to the extent not disclosed in any patent or patent application of the Licensed Patents. All Licensed Know How, which is set forth in writing within forty-five (45) days of disclosure and attached hereto as Appendix F, which is made a part hereof, shall constitute confidential information of IMI in accordance with Section XV.

1.39 "Licensed Patents" means:

(i)	any and all patents and patent applications relating to any of the Products or any component thereof that is owned, controlled, or licensed by IMI and includes the patents and patent

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applications set forth in and as described in Appendix H, a copy of which is attached hereto and made a part hereof, as amended in accordance with the provisions of this Agreement from time to time;

(ii)
any and all extensions, renewals, continuations, continuations-in-part, divisions, patents-of-addition, reissues, reexaminations, patents of importation, supplementary protection certificates of any of the foregoing in (i) or those set forth in (iv) or (v);

(iii)	any and all patents which are granted on any of (i), (ii), (iv) or (v);

(iv)
any and all patents and patent applications owned, controlled, or licensed by IMI with the right to sublicense which contain claims, the practice of which would infringe the claims of a patent or patent application included in (i), (ii), (iii), (iv) or (v); and

(v)
any and all patents and patent applications owned, controlled, or licensed by IMI with the right to sublicense which are directed to Improvements, including but not limited to IMI Improvement Intellectual Property as set forth in Section 2.5.4 herein, which shall be set forth in and as described in Appendix G, which shall be amended in accordance with the provisions of Section 2.7 hereof from time to time.

1.40 "Licensed Product" means any cardiac risk prediction system which measures skin Sterol in the Field (or any component thereof) which would infringe a Valid Claim, but for the license granted in this Agreement.

1.41 "Licensed Technology" shall include the Licensed Patents and the Licensed Know How.

1.42 "Manufacturer’s Cost" shall mean the total monies and other consideration paid by IMI to its suppliers, contractors, and/or subcontractors for the Product that is supplied to McNEIL (including all costs incurred by IMI to unaffiliated Third Parties in connection with the importation, sale and shipment or delivery of Products to McNEIL as contemplated herein) less the following amounts (i) discounts, rebates, or trade allowances actually allowed or granted to IMI in connection with the Products (other than discounts associated with early or prompt payment) and (ii) credits or allowances actually granted to IMI upon claims (including, without limitation, claims for destroyed goods) or returns in connection with the Products, regardless of the Party requesting the return

1.43 "McNEIL Jurisdiction" has the meaning ascribed thereto in Section 5.4 hereof.

1.44 "Net Sales" shall mean, with respect to the Product:

(i)	the gross revenue billed by McNEIL or its Sublicensees from the Commercial Sale of a Product in a given country of the Territory by McNEIL or its Sublicensees; and

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(ii)
all cash and non-cash consideration (valued at the fair market value thereof) received by McNEIL in respect of issue fees, maintenance fees, option payments, milestone payments, and similar non-royalty payments made by Sublicensees on account of sublicenses pursuant to this Agreement from the sublicensing of some or all of the Licensed Patents and the Licensed Know-How in the Territory,

less the good faith estimates of the following deductions to the extent specifically relating to sales of the Product, which will be adjusted to actual on a periodic basis (but not less frequently than annually): (i) discounts, retroactive price reductions, refunds, chargebacks, adjustments, rebates, or trade allowances actually allowed or granted in connection with the Products (and including Medicaid, managed care and similar types of rebates determined in accordance with GAAP consistently applied to all products of the Party reporting Net Sales), (ii) credits, or allowances actually granted upon claims (including, without limitation, claims for destroyed goods), rejections, market withdrawals, recalls, or returns in connection with the Products, regardless of the Party requesting the return, (iii) to the extent not billed separately to Third Parties, the total monies paid by McNEIL and its Sublicensees for actual freight, importation, shipping insurance, postage, customs clearance, distribution charges, and other handling expenses paid for delivery of the Product to Third Parties, (iv) trade, quantity and cash discounts and rebates allowed or given and customary fees paid to distributors (other than to a distributor that is an Affiliate of such Party); and v) to the extent not billed separately to Third Parties, sales, excise, turnover, inventory, value-added, and similar taxes or other governmental charges (which may include Goods & Services Tax ("GST")) levied on or measured by the invoiced amount whether absorbed by the billing or the billed Party, and import and customs duties (but not income taxes of such Party, its Affiliates or its Third Party Sublicensees). For greater certainty, if McNEIL or its Sublicensees bills its Third Party customers for shipping, then McNEIL must either (a) include this amount in Net Sales or (b) not deduct the amounts contemplated in (iii) above.

1.44.1 In the event that the Products are sold as part of a combination product, the Net Sales of the Products, for the purposes of determining royalty payments shall be determined by multiplying the Net Sales (as defined in this definition) of the combination product, on a per product basis, by the fraction *****. In the event that such average sales price cannot be determined for both the Products and other product(s) in combination, Net Sales for purposes of determining royalty payments shall be calculated by multiplying the Net Sales of the combination products, on a per product basis, by the fraction *****,

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determined in accordance with the method of accounting normally employed by McNEIL in computing cost of goods.

1.44.2 Notwithstanding the foregoing, the provision of Products as samples in a manner and in quantities consistent with customary industry practice shall not be deemed to amount to a Net Sale of such Products.

1.44.3 For the purposes of the determination of Net Sales for a particular sale, such sale shall be deemed to be billed at the earlier of (i) the date of the actual invoice in respect of such sale and (ii) the date of shipment of the Products to a Third Party.

1.45 "North America" means Mexico and the U.S. and their territories and possessions .

1.46 "Palm Test" means a Product incorporating a test to determine skin Sterol levels for use in the Consumer Field as contemplated by the prototype drawings and summary in Appendix I.

1.47 "Party" means IMI or McNEIL and, unless the context otherwise requires, IMI-Canada and IMI-Switzerland shall be considered a single Party and shall act jointly and be jointly and severally liable. McNEIL-US and McNEIL Canada shall be also be considered a single Party for purposes of this Agreement.

1.48 "Product" means a cardiac risk predictor system employing a test that measures skin Sterol, and includes but is not limited to the Palm Test Product and the Tape Test Product.

1.49 "Registration" shall mean a filing with a governmental authority of a country in the Territory for the purpose of obtaining legal and regulatory approval to commence making, using, and/or selling a product, including an 510K filing or its equivalent in that country of the Territory.

1.50 "Regulators" means any governmental department, commission, board, bureau, agency, court or other instrumentality of any particular country (or subdivision thereof) within the Territory having jurisdiction over the manufacture, distribution, use and sale of a Product in a regulatory jurisdiction within the Territory, and, for the purposes of the European Union, means the competent authority of each EU member state, and for purposes of the U.S. means the FDA.

1.51 "Regulatory Approval" means any and all approvals (including supplements, amendments, label expansions, pre- and post-approvals,), licenses, registrations or authorizations of any national, regional, state, provincial or local regulatory agency, department, bureau, commission, council or other governmental entity, that are necessary for the manufacture, distribution, use and sale of a Product in a regulatory jurisdiction and, for the purposes of the U.S., means FDA Approval and, for the purposes of the European Union, means a CE Mark.

1.52 "Regulatory Clinical Program" has the meaning ascribed thereto in section 2.2.1 hereof.

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1.53 "Specifications" shall mean, in respect of a particular Product, the specifications for the Product and/or the imprinting and bulk packaging thereof including physical, quality analysis and assurance, test methodologies, bulk packaging, handling, shipping and other standards, instructions and procedures for the Product and its raw materials. All Specifications and any changes agreed to by the Parties from time to time shall be in writing. The current Specifications with respect to the Cholesterol 1,2,3 Test Product (in its currently intended embodiment set forth in Appendix A are attached hereto as Appendix J.

1.54 "Sterol" means cholesterol.

1.55 "Sublicensees" means, collectively, the Third Party Sublicensees and Affiliates of McNEIL to which McNEIL has granted a sublicense pursuant to Article III. hereunder.

1.56 "Tape Test" means a Product to determine skin Sterol levels using a medical grade adhesive to non-invasively obtain a sample of skin which is then sent to a medical laboratory for processing, as shown by the prototype drawings and summary in Appendix K.

1.57 "Term" means the period from the Effective Date to the Expiry Date.

1.58 "Territory" shall be the entire world other than:

a) Canada and its territories and possessions; and

b) Mexico and the United States and their territories and possessions solely in relation to the right to make, have made, use, sell, have sold, import, offer for sell the Tape Test in the Insurance Laboratory Field.

1.59 "Third Parties" shall mean any person other than a Party, an Affiliate of a Party, or a Third Party Sublicensee.

1.60 "Third Party Sublicensee" has the meaning ascribed thereto in Section 3.1.1 hereof.

1.61 "United States" or "U.S." shall mean the United States of America (including Puerto Rico) and its territories and possessions.

1.62 "Valid Claim" shall mean a claim in any unexpired, issued patent within the Licensed Patents which has not been held invalid or unenforceable by a nonappealed or unappealable decision by a court or other appropriate body of competent jurisdiction, and which is not admitted to be invalid through disclaimer, dedication to the public or otherwise.

1.63 "Year" shall mean the period of time commencing on the calendar day of the First Commercial Sale of a Licensed Product and ending three hundred and sixty four (364) days thereafter.

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ARTICLE II
DEVELOPMENT OF THE PRODUCT

2.1    During the Term of this Agreement,

(i)	IMI will work with McNEIL as herein set out in a collaborative alliance to develop and optimize the Products in accordance with the terms set forth herein; and

(ii)	McNEIL will use commercially reasonable efforts to then commercialize the Products in the Field in the Territory in accordance with all Applicable Laws and the terms set forth herein.

At McNEIL’s expense, IMI agrees to conform the Product, including but without limitation the software, to reflect McNEIL’s trademarks and commercially reasonable packaging, product format and labeling Specifications. Notwithstanding anything contained in this Agreement, IMI may, but shall not have the obligation, to develop any Product other than the Palm Test and the Tape Test, but may have the option to so develop other Products upon the mutual written agreement of the Parties.

2.2    As soon as reasonably practicable after the Effective Date, IMI shall: a) furnish McNEIL with all copies of standard operating procedures (SOP’s) relating to Licensed Technology presently in IMI’s possession that it is free to disclose; and b) provide McNEIL with access throughout the Term to any other information regarding manufacture of the Product that it is free to disclose. IMI shall keep McNEIL reasonably informed during the Term of all material technical data, development, and improvements (including Improvements) within IMI’s Licensed Technology. After the receipt of Regulatory Approval from the FDA for a given Product, there shall be no change, improvement, or modification to that Product, or any component thereof, implemented or made by IMI without the prior written notification to and approval of McNEIL. IMI further agrees that, after the receipt of Regulatory Approval from the FDA for a given Product, no changes or modifications to the method or process of manufacture or production of the Product, or any component thereof or raw material therefor, shall be made without prior written notification to and approval of McNEIL. IMI and McNEIL will further be provided with an opportunity to review all results of studies performed on each Product, including but not limited to the results of the Clinical Trials that may be conducted on the Product in the Commercial Clinical Program and the Regulatory Clinical Program, and provide comments to each other regarding the same.

2.2.1    IMI shall be responsible for completing, managing and otherwise conducting all Clinical Trials on the Palm Test and the Tape Test for purposes of seeking Regulatory Approval thereon in the U.S.,

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European Union, and any other countries within the Territory during the Term as agreed upon by the Parties at IMI’s sole expense in accordance with the terms hereof, and shall further file and own any such Registration or permit regarding the Product in the U.S., European Union, and any such other countries agreed upon by the Parties at IMI’s sole expense (the "Regulatory Clinical Program".) IMI shall use Diligent Efforts to gain Regulatory Approval for the Tape Test for marketing in the United States within ***** (*****) years of the Effective Date.

2.2.2    For the period commencing on the date hereof and terminating on the fourth Year anniversary of the date hereof, IMI will use Diligent Efforts to conduct additional Clinical Trials, which are other than the Clinical Trials set forth with respect to the Regulatory Clinical Program, (the "Commercial Clinical Program") on the Palm Test Product and the Tape Test Product in such manner as agreed upon by IMI and McNEIL in writing from time to time, the purpose of which shall be to provide data to support marketing objectives of McNEIL relating to Products. . Notwithstanding anything contained herein, McNEIL and its Affiliates, at their sole discretion, shall be entitled to conduct their own additional Clinical Trials, which are other than the Clinical Trials performed with respect to the Commercial Clinical Program, on the Product at their own expense. The obligations of IMI pursuant to this subsection 2.2.2 shall terminate on the fourth anniversary of the Effective Date.

2.3    IMI shall, subject to the time limits set out in Section 2.2.2, bear all of its costs related to the Regulatory Clinical Program (as set forth in Section 2.2.1) and the Commercial Clinical Program (as set forth in Section 2.2.2), to meet Specifications mutually agreed upon by IMI and McNEIL. Except as may otherwise be provided herein, the maximum cost to IMI of fulfilling its obligations under subsection 2.2.2 shall not, in a given Calendar Year, exceed ***** of McNEIL’s aggregate worldwide Net Sales of the Product(s) in the immediately preceding Calendar Year (the "CCP Amount"), and McNEIL shall bear all additional costs in excess of the CCP Amount in that same Calendar Year so long as such additional costs have been previously agreed upon by McNEIL for that Calendar Year prior to commencing the Clinical Study at issue pursuant to the Commercial Clinical Program in accordance with this section 2.3. For greater certainty, IMI shall not be in breach of its obligations under this section 2.3 if compliance would require IMI to expend more than such CCP Amount. Notwithstanding the generality of the foregoing, prior to commencing a Clinical Study for a Commercial Clinical Program, IMI shall provide a written report to the JSC that sets forth, at a minimum: a) an estimate of all planned expenditures for activities that may be performed pursuant to the Clinical Study (including any costs that may be incurred by IMI hereunder in connection with such Clinical Study); and b) a

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schedule of when the payments of such costs will become due (the "CCP Budget"). IMI agrees to use Diligent Efforts to fully and accurately disclose to McNEIL all information required to be set forth on the CCP Budgets. IMI shall update and revise each CCP Budget for ongoing Commercial Clinical Programs during the first Fiscal Quarter of each Calendar Year. IMI will not commence work pursuant to any new Clinical Study for a Commercial Clinical Program, and will not subsequently continue such work after the first Fiscal Quarter of each Calendar Year thereafter, without first receiving the JSC’s written approval for the CCP Budget therefor (the "Approved CCP Budget"). In the event that, for a given Calendar Year, the actual costs incurred for a Commercial Clinical Program exceed the maximum CCP Amount that IMI is required to spend for that Calendar Year, then McNeil agrees to pay all costs associated with such study that exceed the CCP Amount for that Calendar Year (the "Excess CCP Costs") so long as such Excess CCP Costs were previously approved by the JSC for that Calendar Year as set forth in the Approved CCP Budget. If the Excess CCP Costs exceeded the total amount of the Approved CCP Budget, then IMI and McNEIL agree to equally share in the payment of such excess amounts.

2.4    Either IMI or McNEIL may suggest changes to the scope, activities, direction or sequence of the research and development on the Products, including without limitation product design goals, specifications, and schedules, which shall be effected upon mutual agreement of the Parties, all of which shall be dealt with by the Joint Steering Committee, subject to the provisions of Section XVIII.

2.5    Any intellectual property rights, including without limitation, patents, patent applications, inventions, and know-how (hereinafter referred to as "Intellectual Property") owned or controlled by either Party prior to the Parties’ entering into this Agreement shall remain the property of such Party, subject only to the rights and licenses granted herein.

2.5.1 Any Intellectual Property that is first conceived and first reduced to practice during the Term of this Agreement solely by personnel employed by or on behalf of IMI shall remain the property of IMI, subject to the rights and licenses granted herein.

2.5.2 Any Intellectual Property that is first conceived and first reduced to practice during the Term of this Agreement solely by personnel employed by or on behalf of McNEIL shall remain the property of McNEIL, subject to the rights and licenses granted herein.

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2.5.3 Any Intellectual Property that is first conceived or first reduced to practice during the Term of this Agreement by personnel employed by or on behalf of McNEIL and personnel employed by or on behalf of IMI (other than the Intellectual Property described in Section 2.5.1 and Section 2.5.2) shall remain the joint property of IMI and McNEIL, subject to the rights and licenses granted herein ("Joint Intellectual Property"). The Parties agree to keep the Joint Intellectual Property in confidence and not to publicly disclose the same except in accordance with Section XV. Notwithstanding the foregoing, the Parties agree that any Intellectual Property relating to the Palm Test and the Tape Test, which is conceived and reduced to practice on or before the Effective Date of this Agreement shall not constitute Joint Intellectual Property, but shall be deemed to be part of the Licensed Technology.

2.5.4 Any Intellectual Property which is owned or controlled, either in whole or in part, by IMI during the Term of this Agreement and acquired or developed after the Effective Date shall be added to the Licensed Technology to the extent that the Intellectual Property is relevant to the manufacture, use, sale or Registration of the Products, ("IMI Improvement Intellectual Property") (and, for greater certainty, the IMI Improvement Intellectual Property shall not include the Intellectual Property identified on Appendix H as at the date hereof).

    2.6    In the event that a published patent application or a granted patent results from the IMI Improvement Intellectual Property, such patent application(s) and patent(s):

a)    shall be included in the Licensed Patents so long as such patent application(s) and patent(s) are relevant to the manufacture, use, sale or Registration of the Products, and

b)    shall be added to Appendix G, which is attached hereto and made a part hereof, within thirty (30) days of filing or grant, whichever is applicable.

Otherwise, for purposes of this Agreement, such IMI Improvement Intellectual Property relating to the manufacture, use, sale or registration of the Product shall be regarded as Licensed Know How.

    2.7    IMI shall update and amend the list of patent applications and patents within the Licensed Patents as set forth in Appendix H and Appendix G no less frequently than one (1) time per Calendar Year.

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ARTICLE III
LICENSE GRANTS, EXCLUSIVITY, AND FUTURE RIGHTS

3.1    For the Term of this Agreement, IMI hereby grants to McNEIL-Canada the exclusive right and license, with the unrestricted right to grant sublicenses to its Affiliates, under the Licensed Technology to use, sell, have sold, offer for sale, and import Products in all countries of the Territory except for the United States. For the Term of this Agreement, IMI hereby grants to McNEIL-US the exclusive right and license, with the unrestricted right to grant sublicenses to its Affiliates, under the Licensed Technology to use, sell, have sold, offer for sale, and import Products (with the exception of the Tape Test in the Insurance Laboratory Field) in the United States.

3.1.1.
Third Party Sublicenses: McNEIL may also grant sublicenses of such rights to Third Parties, subject to IMI-Canada’s prior written approval in respect of sublicenses relating to all or part of North America and subject to IMI-Switzerland’s prior written approval in respect of sublicenses relating to all or part of the remainder of the Territory (the "Third Party Sublicensees"). IMI’s approval, which shall not be unreasonably withheld, will be deemed granted unless it provides written objection within fifteen (15) Business Days of McNEIL’s written notification of its desire to grant a particular sublicense.

3.1.2.	The rights and licenses contemplated herein may only be exercised by McNEIL and/or its Sublicensees as specifically contemplated in this Agreement.

3.2    Rights After Expiry Date: For a given Product in a given country in the Territory, McNEIL shall receive a fully paid-up, irrevocable, royalty-free non-exclusive license, with the unrestricted right to grant sublicenses, under the Licensed Technology to develop, make, have made, use, sell, have sold, import, and offer for sale that Product in that country after the Expiry Date unless the Agreement was previously terminated, with respect to that Product and that country, in accordance with Sections 17.2, 17.3 or 17.4) herein. After the Expiry Date, the Parties agree to enter into good faith negotiations regarding IMI’s exclusive supply of Product(s) to McNEIL for McNEIL’s sale in one or more countries of the Territory.

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ARTICLE IV
PAYMENTS AND REPORTS

4.1    Running Royalty Payments: As consideration for the rights granted herein by IMI to McNEIL, McNEIL hereby agrees to make the following royalty payments to IMI, on a Calendar Year by Calendar Year basis, and on a country-by-country basis:

4.1.1    Commencing in and following the Year of the First Commercial Sale of a Product in the Territory, McNEIL will, subject to Section 4.1.3, pay a running royalty to IMI-Canada based upon any Net Sales of Licensed Products sold by McNEIL or its Sublicensees in North America, and to IMI-Switzerland based upon any Net Sales of Licensed Products sold by McNEIL or its Sublicensees in the Territory outside of North America, at the following rates:

(a)	***** (*****) of Net Sales of Licensed Product that are within the first ***** (*****) of cumulative Net Sales of Licensed Products in the Territory in a given Calendar Year;

(b)	***** (*****) of Net Sales of Licensed Product that are within the next ***** (*****) of cumulative incremental Net Sales of Licensed Products in the Territory in such Calendar Year; and

(c)	***** (*****) of Net Sales of Licensed Product that are within any additional cumulative incremental Net Sales (*****) of Licensed Products in the Territory in such Calendar Year.

The above is summarized in Table A below:

TABLE A: RUNNING ROYALTIES - Licensed Product

Cumulative Incremental Net Sales of Licensed Product in the Territory per Calendar Year ($)	Royalty Percentage

i) *****	*****

ii) *****	*****

iii) *****	*****

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For example, if in a given Calendar Year in the Territory, the Net Sales for Licensed Products sold by McNEIL in the Territory were: ***** for Net Sales in the U.S. and ***** for Net Sales in Japan, then the royalty owed to IMI by McNEIL for that Calendar Year would be the sum of *****.

4.1.2
Royalty Payments for Know How Products: Commencing in and following the Year of the First Commercial Sale of any Product which is not a Licensed Product (hereafter "Know How Product") in any country of the Territory, McNEIL will pay a running royalty to IMI-Canada based upon any Net Sales of the Know How Products sold by McNEIL or its Sublicensees in North America, and to IMI-Switzerland based upon any Net Sales of Know How Products sold by McNEIL or its Sublicensees in the Territory outside of North America, at the following rates:

	(a)	***** (*****) of Net Sales of Know How Product that are within the first ***** (*****) of cumulative Net Sales of Know How Products in the Territory in a given Calendar Year;

	(b)	***** (*****) of Net Sales of Know How Product that are within the next ***** (*****) of cumulative incremental Net Sales of Know How Products in the Territory in such Calendar Year; and

	(c)	***** (*****) of Net Sales of Licensed Product that are within any additional cumulative incremental Net Sales (*****) of Know How Products in the Territory in such Calendar Year.

The above is summarized in Table B below:

TABLE B: RUNNING ROYALTIES- KNOW HOW PRODUCTS

Cumulative Incremental Net Sales of Know How Products in the Territory per Calendar Year ($)	Royalty Percentage

i) *****	*****

ii) *****	*****

iii) *****	*****

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4.1.3 Notwithstanding Section 4.1.1, commencing in the Year of the First Commercial Sale of any Licensed Product in a McNEIL Jurisdiction (as defined in Section 5.4), McNEIL will pay, on a Calendar Year by Calendar Year basis, a running royalty to IMI-Canada based upon any Net Sales of such Products sold by McNEIL or its Sublicensees in any such McNEIL Jurisdiction within North America, and to IMI-Switzerland based upon any Net Sales of such Products sold by McNEIL or its Sublicensees in any such McNEIL Jurisdiction within the Territory outside of North America, as if the Licensed Product were a Know How Product in accordance with Section 4.1.2.

Sales of such Licensed Products in McNEIL Jurisdictions in a given Calendar Year shall be included within the calculation of cumulative Net Sales of Know How Products in that Calendar Year.

4.2    Except as may be provided in the definition of Net Sales, no royalties due under this Article shall be payable on sales transactions as between McNEIL and any of its Sublicensees, it being the intention of the Parties that the amount generated from the final vendee sale to a Third Party alone shall (except as otherwise provided in the definition of Net Sales) be used for the purposes of determining the royalty payments due hereunder. For greater certainty, only one royalty payment shall be payable on the sale of each Product, and the amount of such royalty will be provided in accordance with the rates set forth in either Section 4.1.1 or 4.1.2, as the case may be, and the sales date of the Product to a Third Party shall be deemed to be made in accordance with Section 1.44.3.

    4.3    One-Time Milestone Payments Based Upon Net Sales: McNEIL shall make the following one-time, lump sum milestone payments to IMI in amounts as follows:

(a)
by thirty (30) days after the last day of the Fiscal Quarter in which the combined, cumulative Net Sales of all Products (including all Licensed Products and Know How Products) in the Territory first exceeds *****;

(b)
by thirty (30) days after the last day of the Fiscal Quarter in which the combined, cumulative Net Sales of all Products (including all Licensed Products and Know How Products) in the Territory first exceeds *****;

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(c)
by thirty (30) days after the last day of the Fiscal Quarter in which the combined, cumulative Net Sales of all Products (including all Licensed Products and Know How Products) in the Territory first exceeds *****;

(d)
by thirty (30) days after the last day of the Fiscal Quarter in which the combined, cumulative Net Sales of all Products (including all Licensed Products and Know How Products) in the Territory first exceeds *****;

For example if in the fourth Fiscal Quarter of the first Calendar Year the cumulative Net Sales of Licensed Product and Know How Product in all countries of the Territory first exceeded ***** and totaled *****. The events described in this Section 4.3 shall be deemed to have occurred on the earlier of (i) the date upon which McNEIL’s or its Sublicensee’s accounting system determines that such Net Sales have been achieved and (ii) the end of the Fiscal Quarter in which the final sale of such Licensed Products and Know How Products that causes such achievement is made. Any payments required to be made to IMI under this Section 4.3 shall be dispersed between the IMI-Canada and IMI-Switzerland in an amount proportionate to the aggregate Net Sales of Licensed Product and Know How Product made in North America and within the Territory outside North America, respectively in that Calendar Year.

4.4    Additional One-Time Milestone Payments: McNEIL shall make the following, additional, one time lump sum milestone payments to IMI in amounts payable as follows:

(a)
contemporaneously with the execution and delivery of this Agreement by the Parties, McNEIL will pay IMI-Canada a one-time payment of ***** (*****) and will pay to IMI-Switzerland a one-time payment of ***** (*****).

(b)
within thirty (30) days after the completion of the later of Section (i) and Section (ii) below, McNEIL will pay to IMI-Canada a one-time sum of ***** (*****) and will pay to IMI-Switzerland a one-time payment of ***** (*****):

	(i)	*****:
Completion of the *****on the Tape Test Product, which establishes the Framingham Success Correlation Factors; and

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	(ii)	Correlation Study: Completion of the correlation study on the Tape Test Product, which establishes the Correlation Study Success Factors.

For greater certainty, McNEIL’s obligation to pay to IMI the milestone payment set forth in this Section 4.4(b) shall not become due until the requirements in both (i) and (ii) above have been satisfied.

(c)
within thirty (30) days after IMI’s receipt from the FDA of all authorizations necessary for the Commercial Sale of the first Tape Test Product in the U.S. in any portion of the Field, other than the Insurance Laboratory Field, which receipt date IMI shall promptly provide to McNEIL, a one-time payment of ***** (*****).

(d)
within thirty (30) days after IMI’s receipt from the FDA of all authorizations necessary for the Commercial Sale of the first Palm Test Product to determine skin Sterol levels for use in the Consumer Field in the U.S., which receipt date IMI shall promptly provide to McNEIL, one-time payment of ***** (*****).

(e)
within thirty (30) days after IMI’s receipt from the Japanese Ministry of Health, Labour and Welfare (MHLW) or its successor of all necessary authorizations for the Commercial Sale in Japan of the first Tape Test Product in any portion of the Field, which receipt date IMI shall promptly provide to McNEIL, a one-time payment of ***** (*****) made payable to IMI-Switzerland.

(f)
within thirty (30) days after IMI’s receipt of a CE Mark for the Commercial Sale of the first Tape Test Product in any portion of the Field in the European Union, which receipt date IMI shall promptly provide to McNEIL, a one-time sum of ***** (*****) made payable to IMI-Switzerland.

4.5    Other Milestone Payments: McNEIL shall make lump sum payments in Canadian Dollars, on a Calendar Year-by-Calendar Year basis, to IMI in amounts payable as follows:

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(a)	by thirty (30) days after the last day of the Fiscal Quarter in a particular Calendar Year in which the combined, cumulative Net Sales of all Products in the Territory first exceeds *****; and

(b)
by thirty (30) days after the last day of the Fiscal Quarter in a particular Calendar Year in which the combined, cumulative Net Sales of all Licensed Products and Know How Products in the Territory first exceeds *****.

For example, if in a first Calendar Year, the Net Sales for Licensed Products sold by McNEIL in the U.S. were *****.

4.6    McNEIL shall keep true and accurate records and books of account containing all data reasonably required for the computing of and verification of the Net Sales and payments to be made in accordance with this Article. Such records shall be retained for at least the period of time that documentation must be preserved in accordance with the requirements and guidelines of applicable government authorities (but in no event less than seven years) and shall be available during normal business hours and no more than once during each Fiscal Year for inspection by an independent certified public accountant, certified general accountant or chartered accountant to whom McNEIL has no reasonable objection, on its behalf for the sole purpose of verifying the amount of payments to be made hereunder. The accountant shall disclose to IMI only the information relating to the accuracy of any information provided to substantiate the amounts payable to IMI under this Agreement. The accountant shall disclose to IMI only information relating to the accuracy of the royalty report and the royalty payments made according to this Agreement. The information received by the accountant shall be held confidential except for information necessary for disclosure to IMI to establish the accuracy of the royalty reports. In the event that any such inspection shows an under-reporting and underpayment for any three-month period, then McNEIL shall pay such shortfall amount to IMI within forty-five (45) days after the end of the Fiscal Quarter in which McNEIL received notice of such shortfall. In the event that any such inspection shows an over-reporting and overpayment for any three-month period, then McNEIL shall reduce any then current royalty payments owed to IMI by such amount. In the event that any such inspection shows an under-reporting and underpayment in excess of five percent for any three-month period, then IMI shall also be entitled to be reimbursed for the reasonable cost of the inspection.

4.7    All royalties shall be calculated and payable on a Fiscal Quarter basis as of the end of the each Fiscal Quarter, and royalties shall be paid within thirty (30) days following the end of such Fiscal Quarter. Each such payment shall be accompanied by a written report (in the format attached as Appendix L) indicating the

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amount of Net Sales during such Fiscal Quarter and a calculation of the royalties due and such other information as called for in the format attached as Appendix L. McNEIL shall deliver the written report for each such Fiscal Quarter, regardless of whether when any royalties are required to be paid in that Fiscal Quarter, commencing in the first Fiscal Quarter following the date of the First Commercial Sale of any Product. Each such report shall state, separately for McNEIL and each Sublicensee, the number, description, and aggregate Net Sales, by country, of each Product sold during the Fiscal Quarter upon which a royalty is payable under this Agreement.

4.8    All payments made by McNEIL to IMI hereunder shall be non-refundable and non-creditable against any other amount owed by McNEIL to IMI hereunder.

4.9    For purposes of the remittance of royalties and milestone payments as set forth in Section 4.7 above, the amount of Net Sales in Canadian dollars for any Net Sales of Product that occurs in a country of the Territory outside of Canada shall be calculated according to the official rate of exchange of the currency of the country from which the Net Sales occurred as quoted by The Wall Street Journal, New York edition, for the last day of the Fiscal Quarter for which the royalty payment is made or, for any Milestone payment, the last day of the Fiscal Quarter during which the combined, cumulative Net Sales of all Licensed Products and Know How Products in the Territory first exceeds the respective requisite amounts. If the transfer or the conversion into Canadian Dollars in any such instance is not lawful or possible, then McNEIL shall give notice thereof to IMI and IMI shall be entitled to designate one or more alternate currencies into which any particular amounts are to be transferred or converted. If the transfer or the conversion into such other currency in any such instance is not lawful or possible, the amount of Net Sales of such Products in that country shall not be included in the milestone calculations as set forth in Section 4.3 and Section 4.5, but the payment of such part of the royalties as is necessary under Section 4.1 shall be made by the deposit thereof, in whatever currency is allowable and acceptable by IMI, to the credit and account of IMI or its nominees in any commercial bank or trust company of its choice located in that country. McNEIL shall give prompt notice of this deposit to IMI.

4.10    All payments due under this Agreement to IMI-Canada and IMI-Switzerland shall be made by bank wire transfer in immediately available funds to accounts designated in writing by IMI-Canada or IMI-Switzerland, as the case may be, from time to time. All payments to IMI or to McNEIL hereunder shall be in lawful currency of Canada. Any payment due hereunder that is not paid by ten (10) days after the payment’s due date shall accrue interest, which must be paid by the Party with the payment obligation to the recipient

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Party, on a daily basis at a rate equal to the then-applicable prime rate of Royal Bank of Canada, Toronto, Canada (or the maximum amount permitted by law, if less) from the date first owed until paid.

4.11    In the event McNEIL grants sublicenses to an Affiliate or a Third Party Sublicensee to sell Products, or otherwise grants rights to, or enters into arrangements with, its Affiliates or a Third Party Sublicensee to sell Products, such sublicenses, rights and arrangements shall include an obligation for the Sublicensee to account for and report its sales of Products in accordance with the terms set forth in this Agreement as if such sales were Net Sales by McNEIL, and McNEIL shall pay to IMI, with respect to such sales, royalties as if such sales of the Sublicensee were Net Sales of McNEIL.

ARTICLE V
GOVERNMENT AUTHORIZATIONS

5.1    Unless otherwise agreed upon by the Parties, IMI shall conduct the Regulatory Clinical Program on the Products, which Product(s) are selected by the Joint Steering Committee in accordance with this Article 5.

5.2    U.S. and European Union Regulatory Approval: Except with respect to the Tape Test in the Laboratory Insurance Field in the US, IMI shall use Diligent Efforts to obtain all necessary Regulatory Approvals of the Products in the United States and the European Union at IMI’s sole cost in accordance with the terms of this Agreement and all applicable Guidelines, and IMI shall own all such Regulatory Approvals.

5.3    Regulatory Approval - Ex-U.S. and European Union: Except as may otherwise set forth herein, IMI shall have the option to prepare and file all relevant regulatory filings necessary to obtain all necessary Regulatory Approvals of Products in such jurisdictions (other than the U.S. and E.U.) as IMI and McNEIL may mutually agree.

    5.3.1    Either Party may contact the other Party to express an interest in having IMI pursue obtaining Regulatory Approval for a Product in a certain jurisdiction (other than the U.S. and E.U.) ("Contact Date"). McNEIL shall provide IMI with an estimated minimum Net Sales proposal for that Product for the purposes of Section 17.3 (c) to (f) hereof in respect of such jurisdiction prior to the expiry of thirty (30) days from the Contact Date, or any subsequent date that may be mutually acceptable by the Parties, and the Parties shall then,

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in good faith, finalize and agree upon the terms of that proposal in writing. The date on which the Parties reach such a written agreement shall be referred to as "Proposal Date."

5.3.2    IMI shall elect as to whether it wishes to prepare and file such filings for such Product in respect of such jurisdiction prior to the expiry of thirty (30) days from the date of the Proposal Date, or any subsequent date that may be mutually acceptable by the Parties (the "Election Period"). IMI shall, in that regard, be responsible to prepare, file and prosecute in its name all relevant regulatory filings for Products in such jurisdictions as IMI may elect as contemplated herein, and IMI shall solely own such Regulatory Approval for such Product.

5.4    Regulatory Approval in McNEIL Jurisdiction: In the event that: a) IMI failed to notify McNEIL of its desire to prepare, file, and/or prosecute a Registration to obtain a Regulatory Approval for a Product in a particular jurisdiction (other than the U.S. and E.U.) within the Election Period; or b) after agreeing with McNEIL to prepare, file, and prosecute a Registration to obtain a Regulatory Approval for a Product in a particular jurisdiction (other than the U.S. and E.U.), IMI provides McNEIL with its decision not to so proceed or otherwise fails to use Diligent Efforts in so proceeding, whichever is earlier, McNEIL shall have the right, but not the obligation, to prepare, file and prosecute in its name all relevant regulatory filings for such Product in such country (hereafter "McNEIL Jurisdiction(s)"), and shall have the right to use all data and information related to the Product that is available to IMI as McNEIL may reasonably require for all such regulatory filings of the Product in that McNEIL Jurisdiction. McNEIL shall bear all regulatory expenses related to McNEIL’s submissions of any such Registration for such Product in such McNEIL Jurisdiction, and McNEIL shall be the sole communicator with the Regulators for all regulatory issues concerning the Product in that country. Notwithstanding the above, IMI agrees to participate in communications with any Regulators upon the request of McNEIL. IMI shall thereafter be precluded from preparing, filing, and/or otherwise prosecuting a Registration to obtain Regulatory Approval for any Products in that McNEIL Jurisdiction, either alone or with a Third Party, without the prior written consent of McNEIL, except to the extent as provided in Section 5.4.1 herein.. If McNEIL elects to file and prosecute in its name all relevant regulatory filings for such Product in a particular McNEIL Jurisdiction, McNEIL shall be responsible for undertaking, and paying all costs associated with, any Clinical Trial required to be undertaken in such country in order to obtain such Regulatory Approval for that Product in that McNEIL Jurisdiction.

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5.4.1
In the event that McNEIL does not take any significant action to commence the Registration process for a given Product within one hundred and eighty (180) days from the date on which a jurisdiction became a McNEIL Jurisdiction, with respect to that Product (hereafter "180 Date"), and as of the 180 Date:

	a)	neither McNEIL nor IMI have

i) filed any Registrations on any other Products; or

ii) taken any significant action on a Regulatory Clinical Program for any other Products;

for future sale in the jurisdiction which is the McNEIL Jurisdiction; and

	b)	McNEIL is not selling any other Product in any jurisdiction in the same jurisdiction as the McNEIL Jurisdiction,

then IMI shall have the right to reelect to file and prosecute in its name all relevant regulatory filings for such Product ("Initial Product") in that McNEIL Jurisdiction, subject to McNEIL’s first right of refusal to sell such Initial Product in that McNEIL Jurisdiction and McNEIL’s Minimum Net Sales obligations as set forth in Section 17.3.

5.5    McNEIL shall have the right to participate with IMI in communications with the governmental health authorities in the Territory for all issues relating to a Product. IMI shall promptly provide copies to McNEIL of all correspondence received from any governmental health authorities in the Territory relating to any Product and shall consult with McNEIL prior to responding to any such correspondence and prior to initiating any other communications with any governmental health authorities in the Territory relating to any Product.

5.6    Under terms of this Agreement, McNEIL will have the responsibility of communicating with consumers and the health care profession regarding the Products, and some of these communications may relate to complaints related to the Products. McNEIL shall establish a method by which it may receive customer complaints by telephone in respect of the Products and shall communicate in reasonable detail such customer complaints to IMI within twenty-four (24) hours of receipt of the complaint, confirmed in writing within three (3) days of the receipt of such complaint. IMI agrees to provide written notice of any complaints relating to the Products that it may receive to McNEIL within twenty-four (24) hours of the receipt of the complaint, confirmed in writing within three (3) days of the receipt of such complaint.

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5.7    IMI agrees to undertake all actions necessary to comply with regulatory and legal requirements relating to the Products in jurisdictions in which Regulatory Approval has been obtained by IMI hereunder insofar as such requirements arise from the complaints to the extent that IMI determines that the complaints are justified. Should McNEIL, in McNEIL’s sole discretion, deem further actions necessary, IMI agrees to cooperate with McNEIL and to allow McNEIL to make any notification McNEIL in its sole discretion deems appropriate to any governmental agency (provided that such cooperation shall only be such cooperation as McNEIL may reasonably request). In the event that IMI, in IMI’s sole discretion, deems further actions necessary, McNEIL agrees to cooperate with IMI and to allow IMI to make any notification IMI in its sole discretion deems appropriate to, or make any response required of, any governmental agency (provided that such cooperation shall only be such cooperation as IMI may reasonably request). Following these actions, McNEIL will have the responsibility of communicating with consumers and the health care profession regarding the Products. Unless otherwise required by law, each of IMI and McNEIL will consult with one another with respect to the form and substance of all communications contemplated in this Section. The provisions and obligations of this Section shall survive the termination or expiry of this Agreement for any reason.

5.8    Notwithstanding the above, in the event that the complaint concerns an adverse medical occurrence reported by a person using the Product, or any component thereof ("Adverse Event"), each Party shall immediately inform the other Party by telephone communication within one (1) Business Day of its own receipt of notice of such Adverse Event. The informing Party will then promptly forward to the other Party all written documentation relating to such Adverse Event, including a detailed description of such event. McNEIL expressly disclaims IMI as acting as an agent, designee, or representative of McNEIL for purposes of informing McNEIL of such Adverse Event. IMI expressly disclaims McNEIL as acting as an agent, designee, or representative of IMI for purposes of informing IMI of such Adverse Event. McNEIL shall promptly take commercially reasonable actions as may be necessary, in McNEIL’s sole discretion, in response to the notification by IMI of the Adverse Event (including, without limitation, such action as may be reasonably required pursuant to Article XIII). McNEIL’s choice of action, and the timing of the same, shall be considered in the determination of the amount of IMI’s liability, if any, with respect to any action, claims, damages, injuries, losses, costs and expenses that may result after McNEIL’s receipt of IMI’s notification of such particular Adverse Event. McNEIL shall be responsible for investigating and documenting all such information relating to such Adverse Event. The Parties shall cooperate in connection with the filing of all post-marketing reports required by Regulators or as required by Applicable Laws.

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5.9    For the purposes of this Article 5, "IMI" means IMI-Canada for the purposes of obligations relating to North America and means IMI-Switzerland for the purposes of obligations relating to the other jurisdictions within the Territory.

ARTICLE VI
SUPPLY REQUIREMENTS

6.1    During the term of this Agreement in the Territory, and subject to the provisions of this Article VI, IMI shall have manufactured for and supply to McNEIL, all of the Product as may be required of IMI by McNEIL, and McNEIL shall purchase all of its requirements for the Product from IMI, all of which shall be manufactured in accordance with their respective Specifications.

6.1.1
In the event that IMI is unable to supply all of the Product as may be required by McNEIL from the manufacturing facilities as referred to in Section 7.1 because of either: (i) a force majeure as detailed in Section 19.8, which force majeure continues uninterrupted for a period in excess of ninety (90) days; and/or (ii) a failure to meet binding estimates for expected purchases of Product pursuant to the forecasts provided pursuant to Section 6.3 hereof for a consecutive three (3) month period, IMI hereby grants to McNEIL and its Affiliates under the Licensed Technology, a license, with the right to grant sublicenses, to make and have made the Product anywhere in the world solely for sale in the Territory. IMI shall then promptly transfer to McNEIL and its Sublicensees all Licensed Technology to enable McNEIL and its Sublicensees to make or have made the Product, and shall further use Diligent Efforts to provide McNEIL with reasonable and necessary training to enable McNEIL and its Sublicensees, or a Third Party designee thereof, to manufacture the Product. In the event that McNEIL enters into a supply agreement with a Third Party for the supply of Product in accordance with this Section 6.1.1, McNEIL shall use reasonable efforts to obtain a short term supply contract ("Short Term") for the supply of such Product. This license to manufacture or have manufacture shall exist only for that period of time during which the force majeure and/or production limitations continue to exist and , in the event that McNEIL enters into a supply contract with a Third Party, throughout the Short Term, after which such license shall immediately terminate (and, for greater certainty, McNEIL shall be entitled to sell or otherwise distribute such levels of inventories of such Product). For greater certainty, the Parties acknowledge that such license grant shall not be

28

operative in connection with any failure by IMI to meet revised projections for formerly binding estimates provided pursuant to succeeding forecasts. Subject to Section 10.3, IMI shall reimburse any extra costs paid to Third Parties that McNEIL shall incur as a result of IMI’s failure to supply McNEIL’s required quantities of Product.

6.1.2	In the event that McNEIL believes that:

(i)	one or more components of any Product may be obtained at an appropriate quality level for a lower price than supplied through IMI, or

(ii)	the supply of any Product or one or more components of any Product may be improved through sources other than through IMI’s suppliers;

and McNEIL identifies to IMI a potential supplier (the "Alternate Supplier") anywhere in the world which is satisfactory to IMI and which is able to manufacture Product or such components, as the case may be, in accordance with the Specifications and the appropriate ISO and GMP standards, then provided that the obtaining of such components would not have an effect on the regulatory approvals relating to the marketing of such Product (or, if they will affect such approvals, that such approvals may be obtained on reasonable terms if the Alternate Supplier supplies the Product and if McNEIL agrees to incur all costs associated with obtaining such approvals on such amended terms), IMI may enter into a supply agreement with the Alternate Supplier on terms and conditions satisfactory to IMI and McNEIL.

6.1.2.1    McNEIL shall reimburse IMI for all reasonable costs paid to Third Parties in connection with entering into supply arrangements with the Alternate Supplier and in connection with determining whether the Alternate Supplier will be able to manufacture the Product in accordance with the Specifications and that such arrangements will not effect any governmental or regulatory approvals obtained or required to be obtained to market such Product (and, if they will affect such approvals, whether such approvals may be obtained on reasonable terms if the Alternate Supplier supplies the Product). McNEIL shall further indemnify and hold IMI harmless from all liabilities and obligations arising under such supply arrangements for the Product or any component thereof with the Alternative Supplier relating to any payments which IMI shall be required to make in connection therewith relating to obtaining such supply (including, without limitation, any up-front payments and any minimum quantities which must be purchased).

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6.1.2.2    Notwithstanding anything contained in this Agreement, IMI shall have no liability to McNEIL as a result of any breach or non-performance of an Alternate Supplier that provides Products unless (i) IMI shall have expressly agreed in writing with McNEIL that the provisions of this Section 6.1.2.2 and the indemnification (and hold harmless) provisions of Section 6.1.2.1 shall not apply; or (ii) IMI has contracted with the Alternate Supplier on an exclusive basis for the supply of Products; or (iii) the breach or non-performance of the Alternate Supplier resulted from an act or omission by IMI.

6.2    Upon ninety (90) days written notice to McNEIL, IMI may assign or otherwise transfer to McNEIL any or all of its rights and obligations arising under its agreements relating to the supply and/or manufacture of Products and/or components thereof in the Territory. McNEIL shall have the right to attempt to amend or renegotiate any agreement prior to accepting such assignment or transfer.

6.3    Prior to the beginning of the first full calendar month following the execution of this Agreement, and thereafter by the ***** Business Day of each succeeding calendar month, McNEIL shall provide IMI with an estimate of and commitment for its expected purchases of each Product (and, if applicable, the particular components thereof, such as devices and reagents, in the event that they are to be purchased separately or in varying quantities) in each of the following ***** (*****) months, which forecast shall be (i) non-binding in respect of each of the last ***** (*****) months of such ***** (*****) month period; and (ii) binding in respect of each of the first ***** (*****) months of such ***** (*****) month period. Each succeeding forecast shall revise any preceding forecasts (but shall not amend any month in respect of which there was a binding commitment except with the consent of IMI). To the extent that any succeeding forecast reflects revised increased projections for purchases for a month for which a binding estimate has already been given through a prior forecast, IMI shall use commercially reasonable efforts to meet such increased demand but shall have no liability to McNEIL if it is unable for any reason to do so. The form of estimate and commitment of McNEIL with respect to the Product is attached as Appendix M hereto. Notwithstanding anything contained herein, IMI shall have no liability to McNEIL in respect of the failure to deliver Product in respect of which a binding commitment has not been made by McNEIL hereunder. All forecasts and commitments by McNEIL shall be subject to the provisions of Section 6.4 hereof.

6.4    McNEIL shall place purchase orders for the Product with IMI from time to time in accordance with the amounts committed under Section 6.3, specifying (i) the quantities of the Product desired, (ii) the place(s) to which and dates by which, Product is to be available for shipment (it being understood that McNEIL shall be responsible for distributing such Product therefrom) and (iii) whether the Product is being purchased for marketing in North America or elsewhere in the Territory; said shipment dates to be no less than thirty (30)

30

days from the purchase order date. IMI agrees to use Diligent Efforts to fulfill purchase orders, including such as may be in excess of the forecast amounts which are binding pursuant to Section 6.3, but shall have no obligation to accomplish such fulfillment beyond such binding forecast amounts. Should the purchase orders, in any given period, exceed the forecast amounts which are binding pursuant to Section 6.3, the Parties will jointly undertake commercially reasonable activities to attempt to fulfill such requirements. McNEIL shall be responsible for making all commercially reasonable arrangements necessary associated with delivery of Products and/or the components thereof after such items are available for pick-up at the site of manufacture thereof.

6.5    Title shall pass to McNEIL at the earlier of (i) the date of shipment from IMI’s manufacturer or supplier and (ii) the date of shipment contemplated in the original purchase order or commitment provided by McNEIL as contemplated in Sections 6.3 and 6.4 (if the Products are available for shipment but McNEIL requests that delivery be delayed for any reason, it being understood that any additional storage and other costs associated with or arising from such request shall be for the account of McNEIL).

6.6    Subject to the foregoing provisions of this Article VI, IMI shall use Diligent Efforts to satisfy all purchase orders of all ordered Product, so that such Products are available for shipment no later than the shipment dates provided in McNEIL’s purchase orders to the place(s) and in the manner directed by McNEIL.

6.7    As of the time when title to the Product is transferred to McNEIL, IMI warrants that the Product will conform to the Specifications.

6.8    IMI and its selected manufacturer shall perform quality control tests and assays consistent with IMI’s ISO policies and procedures and as set forth in Appendix N, on all packaging, raw materials and finished Product or portions thereof, in accordance with the Specifications, and IMI’s and its selected manufacturer’s customary procedures. IMI and its selected manufacturer shall prepare and maintain, as hereinafter contemplated, batch records and a retained sample, properly stored, from each lot or batch of Product or portions thereof manufactured, sufficient to perform quality control tests specified in the Specifications at least twice; the obligation in the foregoing sentence shall apply:

(a)
in respect of a colour measurement instrument supplied by IMI used in connection with analyzing the information coming from test kits (the "Reader"), for the duration of the then-projected useful life of the Reader; and

(b)	in respect of all other components of the test kits, samples shall be maintained until the expiry date of the particular samples and batch records shall be maintained for *****thereafter.

A copy of the certificate of analysis shall be provided to McNEIL with each batch or lot shipped to McNEIL.

6.9    In the event *****.

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6.10    For the purposes of this Article 6, "IMI" means IMI-Canada for the purposes of the manufacture of Product for supply to McNEIL for use and marketing in North America and means IMI-Switzerland for the purposes of the manufacture of Product for supply to McNEIL for use and marketing elsewhere in the Territory.

ARTICLE VII
MANUFACTURE

7.1    In the manufacture of the Product for McNEIL, IMI shall ensure compliance, by itself and its suppliers and subcontractors, with all applicable ISO, GMP and the Quality Agreement between McNEIL PDI Inc. through its Division McNEIL Consumer Healthcare and IMI International Medical Innovations Inc. dated April 21, 2004 (Quality Agreement Number MCH-SA-024-Quality) as attached hereto in Appendix O as they pertain to non-invasive medical devices, all applicable requirements of the FDA and the FDCA and all applicable Specifications.

7.2    IMI agrees to keep exact, true and complete records of the supply of the Product to McNEIL, and IMI agrees to require that its suppliers keep exact, true and complete records of the manufacture and supply of the Product to McNEIL (and all costs associated therewith), which shall at all reasonable times, and upon reasonable notice be available for examination, audit and copying by McNEIL and its representatives. IMI shall have the Product manufactured by one or more manufacturers selected by IMI and which is/are satisfactory to McNEIL, acting reasonably.

7.2    In the event McNEIL and IMI mutually determine to amend the Specifications in any respect, IMI shall use its reasonable commercial efforts to implement such amendments through its suppliers (and, if considered commercially reasonable and if such suppliers are unwilling or unable to implement such amendments, then the Parties will mutually consider changing suppliers or further modifying the Specifications in a manner which may be implemented through the existing suppliers), or such other amendments as may be mutually agreed to by the Parties. If any such amendments are requested by McNEIL, McNEIL shall be responsible for reimbursing IMI for all costs associated therewith. Except as contemplated in Section 9.1, amendments to the Specifications shall not be binding unless agreed to in writing by both Parties. In the event that McNEIL and IMI are unable to agree on all amendments, the matter will be referred to the Steering Committee for resolution as set forth in Article XVIII.

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7.3    McNEIL shall have the right, at its own expense, to inspect at all reasonable times during normal business hours, and on reasonable prior notice to IMI and the manufacturer, as applicable, the operations and facilities of IMI and its suppliers in which the Product is manufactured, packaged, inspected, tested, labeled, stored or shipped; provided, that IMI or such supplier may refuse entry to areas where products of other customers are being manufactured, inspected or packaged, in order to fulfill its obligations of confidentiality to these customers. IMI agrees to comply with McNEIL’s reasonable requests and to ensure that its suppliers comply with McNEIL’s reasonable requests to modify plant conditions, policies or practices, to conform said conditions, policies or practices to all applicable FDA regulatory requirements and all Specifications.

7.4    IMI and McNEIL agree to permit and fully cooperate with, and to require its suppliers to permit and fully cooperate with, any inspections by the applicable regulatory representatives of the facilities used to manufacture or store Product, or any component thereof. IMI shall notify McNEIL immediately when the inspection is scheduled, allow representatives of McNEIL to be present at such inspection and report the results of any such inspection relating to the manufacture of Product, or any component thereof, to McNEIL. IMI further agrees to comply with and require its suppliers to comply with all required modifications as may be necessary to conform to all applicable regulatory requirements.

7.5    IMI shall, and shall require its suppliers to, conduct regular stability tests of chemical components and finished goods of the Product pursuant to the Stability Test Program (Appendix P) and all applicable ISO and applicable FDA regulatory requirements, and to provide written stability reports in compliance with such test program to McNEIL within two months of the conclusion of each Calendar Year. IMI shall promptly notify McNEIL of any batch of Product or component thereof that fails to meet any minimum standard as set out in the Specifications, the Stability Test Program, or any applicable ISO or regulatory requirement. Unless previously agreed by both Parties, all Product, from the time it is available to be shipped in accordance with the purchase orders, shall have a remaining shelf life of not less than *****, provided however that IMI shall use Diligent Efforts to undertake research and development with a view to determining if it can increase such shelf life to *****. For greater certainty, McNEIL acknowledges that there is no assurance that any such shelf life may be extended.

7.6    For the purposes of this Article 7, "IMI" means IMI-Canada for the purposes of the manufacture of Product for supply to McNEIL for use and marketing in North America and means IMI-Switzerland for the

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purposes of the manufacture of Product for supply to McNEIL for use and marketing elsewhere in the Territory.

ARTICLE VIII
PURCHASE PRICE

8.1    McNEIL shall purchase from IMI and IMI shall sell to McNEIL all of the Product as may be ordered by McNEIL at a price (the "Purchase Price"), payable in Canadian dollars, equal to the amount which results when the Multiple is multiplied by the Manufacturer’s Cost (provided that in the event that IMI incurs such costs in other than Canadian dollars, then such amounts shall be converted into Canadian dollars based upon the closing exchange rate as set forth in the Wall Street Journal, New York Edition, on the date of the invoice(s) by the supplier(s): Purchase Price = (Multiple)(Manufacturer’s Cost)

For the purposes hereof, the "Multiple" shall, in a given Calendar Year, be:

(i)
*****......for all Product in respect of which title passes to McNEIL if the cumulative Net Sales of Product in the Territory in the Calendar Year in which title passes is less than or equal to ***** (*****);

(ii)
*****........ for all Product in respect of which title passes to McNEIL if the cumulative Net Sales of Product in the Territory in the Calendar Year in which title passes is greater than ***** (*****) and less than or equal to ***** (*****); and

(iii)
*****........ for all Product in respect of which title has passes to McNEIL if the cumulative Net Sales of Product in the Territory in the Calendar Year in which title passes are greater than ***** (*****).

If the Multiple for a given Manufacturer’s Cost is based upon a particular level and expectation of cumulative Net Sales in a given Calendar Year giving rise to a calculation based, and if it is subsequently determined that amount of cumulative Net Sales for such Calendar Year is different, then IMI or McNEIL shall, after it is determined what the Net Sales for such Calendar Year are, make such payments to McNEIL or IMI, as the case may be, to adjust for the prior payment, without interest being payable.

8.2    Administration Charge: If the aggregate amount by which the Purchase Price exceeds the Manufacturer’s Cost for any Calendar Year (the "Administration Charge") is less than ***** (*****) (which

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amount, as increased from time to time in accordance with the provisions of this Section 8.2, is herein referred to as the "Minimum Administration Charge"), then McNEIL shall pay to IMI the amount by which the Minimum Administration Charge exceeds the Administration Charge for such year. Such payment shall accompany the royalty payment for the last Fiscal Quarter for each Calendar Year. The Minimum Administration Charge shall be increased by the Canadian CPI, as defined and published by Statistics Canada in The Consumer Price Index Catalogue #62-001-XPB, as determined as of December 31 of the Calendar Year previous to the Year in which a sale of Product in accordance with Section 8.1 occurs.

8.3    Subject to the terms hereof, McNEIL shall be able to consult with IMI in connection with any problems arising in connection with service, regulatory or cost of goods issues associated with the manufacture of Products. However, if IMI ceases to supply any Products to McNEIL, no Administration Charge or Minimum Administration Charge shall be payable to IMI for any country(ies) in which IMI so ceased to supply.

8.4    The Purchase Price will be F.O.B. IMI’s place of manufacture or supply, and will be inclusive of all imprinting and bulk packaging costs.

8.5    *****shall pay all actual freight, insurance and government sales tax imposed on purchases of finished goods for resale, and import and export duties and other fees and costs incurred in connection with the importation, sale and shipment of the Product to McNEIL’s desired place of destination. Risk of loss shall belong to ***** when such goods are provided to the carrier designated by McNEIL responsible for transporting the Product from IMI’s place of manufacture or supply.

8.6    Payments to IMI for the Purchase Price of the Product shall be made by McNEIL within thirty (30) days after the earlier of (i) the date of shipment thereof to the destination specified by McNEIL and (ii) the date of shipment contemplated in the original purchase order or commitment provided by McNEIL as contemplated in Sections 6.3 and 6.4 (if the Products are available for shipment but McNEIL requests that delivery be delayed for any reason, it being understood that any additional commercially reasonable storage and other commercially reasonable costs associated with or arising from such request shall be for the account of McNEIL), except as to the Product orders which do not conform to the Specifications.

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8.7    IMI and McNEIL shall cooperate in identifying and implementing raw material and manufacturing improvements that result in increased Product production efficiencies and capabilities, subject to ensuring that such improvements are in compliance with applicable regulatory and governmental approvals and permits. *****. The Purchase Price for the Product shall be adjusted accordingly to reflect any such cost savings/improvements and shall be effective upon the implementation of such improvements. Notwithstanding the foregoing, and *****.

By way of example, *****.

8.8    The Purchase Price for any given Product (other than the Reader) will be reviewed with IMI’s suppliers annually and any ***** in pricing must be based upon *****. Changes in such pricing must be made with at least 60 days prior written notification. Current pricing arrangements with the supplier of the Reader are as outlined on Appendix Q hereto. IMI shall keep complete, true and accurate books of accounts and records in accordance with generally accepted accounting principles (GAAP) for the purpose of determining the amounts payable pursuant to this Agreement. Such books and records shall be kept at the prin-cipal place of business of IMI-Canada and IMI-Switzerland for at least five (5) years following the end of the calendar quarter to which they pertain. Such records will be open for inspection during such five (5) year period by an independent auditor chosen by McNEIL and reasonably acceptable to IMI for the sole purpose of verifying the amounts payable by McNEIL hereunder. Such inspections may be made no more than once each calendar year, at reasonable times and on reasonable notice. The auditor shall disclose to McNEIL only information relating to the accuracy of the information to substantiate the amounts payable to McNEIL under this Agreement. The independent auditor shall be obligated to execute a reasonable confidentiality agreement prior to commencing any such inspection. Inspections conducted under this Section 8.8 shall be at the expense of McNEIL, unless a variation or error producing an underpayment in amounts payable by McNEIL exceeding ***** (*****) of the amount paid for any period covered by the inspection is established in the course of any such inspection, whereupon all costs relating to the inspection for such period and any unpaid amounts that are discovered shall be paid by IMI, together with interest on such unpaid amounts at the rate set forth in Section 4.10 above. The Parties will endeavour to minimize disruption of IMI's normal business activities to the extent reasonably practicable during such audit.

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8.9    For the purposes of this Article 8, "IMI" means IMI-Canada for the purposes of the Product supplied to McNEIL for use and marketing in North America and means IMI-Switzerland for the purposes of the Product supplied to McNEIL for use and marketing elsewhere in the Territory.

ARTICLE IX
PACKAGING AND LABELING

9.1    All Product supplied by IMI to McNEIL shall be in the finished goods format as agreed by the Parties from time to time, including, but not limited to, package sizes, shapes and formats. McNEIL will work with IMI to develop packaging and labeling that is suitable and in compliance with applicable government and regulatory regulations and requirements. McNEIL has the discretion to establish Specifications for packaging and labeling, provided that such Specifications would conform to the foregoing regulations and requirements. McNEIL shall be responsible for ensuring that such Specifications are in compliance with the foregoing regulations and requirements.

9.2    IMI agrees to mark, affix, label or otherwise use McNEIL’s trademarks, tradenames and tradedresses on the Products and its bulk packaging in such manner as McNEIL may reasonably request and, in this regard, IMI is hereby granted a non-exclusive license, sublicensable to all of IMI’s manufacturers and suppliers, to use the same for such purpose. IMI shall not use any markings, logos, legends, labels or notices whatsoever on the Product or its packaging except as may be authorized in advance in writing by McNEIL. McNEIL shall reimburse IMI for all costs associated with matters contemplated in this Section.

9.3    McNEIL shall use commercially reasonably efforts to ensure that all advertising and promotional materials produced by or for McNEIL for the Products will conform to the approved regulatory "indications for use" in each applicable jurisdiction within the Territory.

ARTICLE X
INSPECTION

10.1    Acceptance of the Product ordered by McNEIL shall be subject to prior inspection and approval by McNEIL’s quality assurance personnel or such other technical representatives as McNEIL may select, with respect to whether each order of the Product conforms to the applicable Specifications.

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10.2    McNEIL shall, as promptly as practical, but not more than thirty (30) working days after actual receipt of a Product order, notify IMI of its disapproval, if any, of samples of the Product inspected and its non-acceptance of the Product order in the event McNEIL is of the opinion that a Product sample fails to conform to the Specifications. The foregoing time period is not intended to include Product which contains a latent defect which has not been caused by McNEIL.

10.3    IMI shall, within thirty (30) days after it is determined that any Product does not conform to the applicable Specifications, replace any Product not conforming to the applicable Specifications (unless such defect is due to any negligent or wrongful act or omission by McNEIL or its agents or subcontractors). If McNEIL shall previously have paid for the Product being replaced, then the replacement shall be at IMI’s cost and expense, including shipping costs. McNEIL’s remedy for the delivery by IMI of Product which does not conform to the Specifications and which has not caused damages to any Third Party is to require that IMI replace such Product. If McNEIL shall not have previously paid for the Product being replaced, then McNEIL shall be obliged to pay for the replacement Product, provided that it meets the Specifications, on the same terms and conditions as if originally delivered in accordance with the Specifications. IMI shall be responsible for all costs related to the return or destruction of the non-conforming Product. Notwithstanding the foregoing, any non-conformance relating to the performance of the Product in accordance with the Specifications shall be reported to IMI within the time period set out in Section 10.2.

10.4    If McNEIL alleges that any Product does not conform to the applicable Specifications, it shall give written notice thereof to IMI as herein contemplated, which notice shall contain such information as required by the "Non-Conforming Notice" attached as Appendix R. McNEIL shall not return any such Product to IMI or its manufacturer except as permitted hereunder. Upon receipt by IMI of the Non-Conforming Notice, IMI shall deliver to McNEIL a "returned goods authorization form" attached as Appendix S, executed by IMI, containing instructions and directions as to the disposition of the Product which McNEIL alleges does not conform to the applicable Specifications. If IMI requires that such Products be returned or destroyed by McNEIL, such return or destruction shall be at IMI’s expense including shipping costs.

10.5    McNEIL’s right to inspect and right to replacement of the Product not conforming to applicable Specifications shall not preclude McNEIL from exercising or enforcing any other rights or remedies it may have to redress any loss or damage resulting from IMI’s failure to timely supply the Product conforming to the Specifications.

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ARTICLE XI
WARRANTIES AND INDEMNITIES

11.1    IMI warrants that it has the unencumbered right to convey the rights granted by this Agreement.

11.2    IMI warrants that all Product when supplied to McNEIL shall conform to and shall be produced in compliance with all Regulatory Approvals which have been obtained and conveyed to IMI, which includes but is not limited to those from the FDA, the Specifications, and the Applicable Laws of the country in which the Product will be sold as identified by McNEIL.

11.3    IMI warrants that, to its Knowledge as of the Effective Date, the manufacture, importation, use and sale of the Licensed Product (in its currently intended embodiment) does not infringe the patents of any Third Party.

11.4    IMI represents and warrants that the intellectual property rights licensed or made available to McNEIL hereunder are all intellectual property rights owned by IMI or to which IMI has a valid license that relate to the Licensed Technology.

11.5    IMI warrants that it has not granted any license, right or interest in or to any Product, or any method of manufacture thereof, to any Third Party relating to Products which are to be marketed in the Territory, other than licenses for the purposes of manufacturing Products for IMI.

11.6    IMI agrees to indemnify and hold McNEIL and its Affiliates harmless against any action, claims, damages, injuries, losses, costs and expenses (including reasonable attorney’s fees and disbursements) arising from or alleged or claimed to arise from (i) personal injury, death or property damage sustained by any person resulting from any intentionally wrongful act or omission or negligence of IMI or its employees or agents in performing services specified in this Agreement; (ii) personal injury, death or property damage sustained by any person resulting from use of the Product manufactured or supplied by IMI unless such arises solely from a negligent or intentionally wrongful act or omission by McNEIL or its Affiliates, employees or agents; or (iii) any material breach by IMI of its obligations or warranties under this Agreement. IMI shall name McNEIL as

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an additional insured/loss payee on its product liability insurance with respect to the liabilities assumed by IMI in this Agreement.

11.7    McNEIL agrees to indemnify and hold IMI and its Affiliates harmless against any actions, claims, damages, injuries, losses, costs and expenses (including reasonable attorney’s fees and disbursements) arising from or alleged or claimed to arise from (i) any material breach by McNEIL of its obligations or warranties under this Agreement; or (ii) personal injury, death or property damage sustained by any person resulting from any intentionally wrongful act or omission or sole negligence of McNEIL or its Affiliates, employees or agents.

11.8    A Party seeking indemnification hereunder agrees to give prompt written notice to the indemnifying Party after the receipt of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such Party will claim indemnification pursuant to this Agreement provided that the failure to so notify will relieve the indemnifying Party from liability to the extent it has been prejudiced by such failure.

11.9    IMI recognizes that McNEIL and its Affiliates have been actively involved in investments and developments in the fields of cardiac risk assessment and cardiac health and in the investigation of entries into such fields. McNEIL and its Affiliates intend to continue with such activities and make no representation or warranty that it will be able to successfully market any Product under this Agreement or that the Product will be the exclusive means by which McNEIL and its Affiliates may participate in these fields. IMI agrees that McNEIL’s payment of royalties as provided for in Article IV, and the other covenants of McNEIL contained in this Section 11.9, herein, are full consideration for the licenses granted herein. Furthermore, all business decisions including, without limitation, the sale, price and promotion of Product in the Territory and the decision whether to sell a particular Product shall be within the sole discretion of McNEIL. IMI and McNEIL further agree that the termination provisions provided for under Section 17.3, herein, are in lieu of any obligation of any specific level or standard of efforts to be used by McNEIL in the marketing of Products.

11.10    Except for the express warranties or representations contained in this Agreement, each Party hereby disclaims all warranties, conditions or representations, express, implied or statutory, to the other Party hereto, with respect to any products, services, content or other materials provided by such Party hereunder relating to

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merchantability or fitness for a particular purpose other than in respect of such uses and purposes as are permitted under applicable regulatory licenses. Notwithstanding any other provision hereof, under no circumstances shall either Party be liable to the other for any consequential, incidental, indirect, punitive or special damages arising from or in any way out of this Agreement or the services to be provided hereunder, however caused, whether arising under a theory of contract, tort (including without limitation negligence) or otherwise including without limitation damages for lost profits, revenues, business or goodwill, whether or not such Party has been advised of the possibility of such damages.

11.11    The provisions and obligations of this Article XI shall survive expiration or any termination of this Agreement.

11.12    IMI-Canada and IMI-Switzerland jointly and severally further agrees to indemnify and hold McNEIL and its Affiliates harmless against any action, claims, damages, injuries, losses, costs and expenses (including reasonable attorney’s fees and disbursements) arising from or alleged or claimed to arise from (i) personal injury, death or property damage sustained by any person resulting from any intentionally wrongful act or omission or negligence of IMI-Switzerland or its employees or agents in performing services specified in this Agreement; (ii) personal injury, death or property damage sustained by any person resulting from use of the Product manufactured or supplied by IMI-Switzerland unless such arises solely from a negligent or intentionally wrongful act or omission by McNEIL or its Affiliates, employees or agents; or (iii) any material breach by IMI-Switzerland of its obligations or warranties under this Agreement.

ARTICLE XII
INSURANCE

12.1    IMI shall obtain and maintain at all times during the term of this Agreement Comprehensive General Liability Insurance, including Products Liability, with limits of liability of not less than ***** (*****). IMI shall provide McNEIL with a Certificate of Insurance evidencing this coverage within thirty (30) days following written request by McNEIL.

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ARTICLE XIII
PRODUCT RECALLS

13.1    In the event of a recall, corrective action, or other removal of a Product, or any lots thereof (collectively "Recall"), by any Regulators or if a Recall is considered by McNEIL to be advisable, such Recall shall be promptly implemented and administered by McNEIL in a manner which is appropriate and reasonable under the circumstances and in conformity with accepted trade practices, including the issuing of advisory notices to end-users. McNEIL shall use reasonable efforts to provide to IMI a list of all customers of which McNEIL is aware who may have received the Product in question. The costs of any such Recall shall be borne by the Party or Parties in an amount corresponding to the extent that such Party or Parties were responsible for causing the need for such event. Notwithstanding the above, IMI shall be responsible for all costs associated with the Recall of any Product that failed to meet the Specifications, or which contained a latent defect not apparent during the inspection as set forth in Article X.

13.2    The provisions and obligations of this Article XIII shall survive any termination of this Agreement.

ARTICLE XIV
PATENTS AND TRADEMARKS

14.1    IMI agrees to prosecute or cause to be prosecuted the applications for patents included in the Licensed Patents, maintain such Licensed Patents, and defend, at its option, against any action by any Third Party for invalidation or revocation of any Licensed Patent at IMI’s sole cost and expense. IMI shall notify McNEIL in the event IMI (A) decides to abandon or discontinue the prosecution in the Territory of any patent application included in the Licensed Patents; (B) decides not to pay the maintenance fee in the Territory due on any patent application or patent included in the Licensed Patents; or (C) decides not to defend against any action by any Third Party for invalidation or revocation of any patent application or patent included in the Licensed Patents insofar as such Licensed Patents relate to the Territory. Such notice to McNEIL shall be sufficiently in advance of any abandonment, discontinuance, maintenance fee due date, or response date so as to give McNEIL reasonable time to consider and exercise the following option:

14.1.1    McNEIL shall have the option, exercisable upon written notice to IMI, to assume full responsibility for the prosecution of the affected application in the country(ies) of the Territory, to pay

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the maintenance fees due on the patent application or patent in the country(ies) of the Territory, or to defend against such Third Party action insofar as such action relates to a country(ies) of the Territory. In such circumstances, IMI agrees to assign to McNEIL any such subject patent or patent application.

14.2    If IMI or McNEIL become aware of any infringement in the Territory by a Third Party of any issued patent included in Licensed Patents, that Party shall promptly notify the other Party in writing to that effect. IMI shall have the right, but not the obligation, to initiate a suit relating to such infringement. If IMI determines to initiate such a suit, IMI shall bear all the expenses of any suit brought by it and shall retain all damages or other moneys awarded or received in settlement of such suit. McNEIL will cooperate with IMI in any such suit and shall have the right to consult with IMI and be represented by its own counsel at its own expense.

14.2.1    If, after the expiration of one hundred and twenty (120) days from the date of said notice, IMI has not obtained a discontinuance of such infringement, or brought suit against the Third Party infringer, then McNEIL shall have the right, but not the obligation, to bring suit against such infringer and join IMI as a party plaintiff, provided that McNEIL shall bear all the expenses of such suit (and shall reimburse IMI for all reasonable expenses (excluding legal expenses) incurred by it in connection with such suit, if any) and shall retain all damages or other moneys awarded or received in settlement of such suit. Any such suit shall relate solely to the Territory and shall not extend to any territory outside the Territory. IMI will cooperate with McNEIL in any suit for infringement in the Territory of any infringement of a patent of the Licensed Patents brought by McNEIL against a Third Party, and shall have the right to consult with McNEIL and to participate in and be represented by independent counsel in such litigation at its own expense (except as contemplated in the immediately preceding sentence or if IMI’s involvement in such litigation is necessary as a result of McNEIL having initiated the suit). McNEIL shall incur no liability to IMI as a consequence of such litigation or any unfavorable decision resulting therefrom, including any decision holding the patent invalid or unenforceable.

14.3    In the event IMI or McNEIL learn that the making, using or selling of a Product infringes, will infringe or is alleged by a Third Party to infringe, in the Territory, a Third Party patent, the Party becoming aware of same shall promptly notify the other. The Joint Steering Committee shall thereafter attempt to agree upon a course of action which may include: (a) modifying of the Product or its use and manufacture so as to be non-infringing; or (b) obtaining a license or assignment from said Third Party.

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14.3.1    In the event IMI or McNEIL cannot agree on modifying the Product pursuant to the foregoing sentence, (and whether or not IMI or McNEIL have received notice from a Third Party alleging that the making, importing, using or selling of Product infringes or will infringe, in the Territory, a Third Party patent), IMI shall in the first instance have the right to negotiate with said Third Party for such license or assignment in a territory including the Territory. In the event that such negotiation results in a consummated agreement, then (i) all costs associated with any lump sum payment and/or royalties to be paid thereunder shall, when paid, be shared equally by IMI and McNEIL , and (ii) such licensed patents shall be included in the definition of Licensed Patents only to the extent that such licensed patents relate to the measurement of skin Sterol. In the event that such negotiations do not result in a consummated agreement, McNEIL shall *****.

14.4    McNEIL and its Affiliates may advertise, promote, market and sell the Product in the Territory under any trademark(s), tradename(s) and tradedress of their own choosing provided that they have rights at law to use such trademark(s), tradename(s) and tradedress. IMI shall not acquire any right, title or interest whatsoever in or to any such trademark(s), tradename(s) or tradedress by virtue of such use by McNEIL and its Affiliates. So long as McNEIL or its Affiliates shall have any interest in and to any such trademarks, tradenames or tradedress, whether as proprietor, owner, licensee, or licensor in any country of the world, IMI shall not adopt, use, apply for registration, register, own or acquire any such trademarks, tradenames or tradedress, or any mark, name or tradedress confusingly similar thereto, in any state or country of the world.

14.5    In the event McNEIL or IMI learn that any McNEIL trademark, tradename or tradedress used in connection with the advertising, promotion, marketing or sale of the Product in the Territory is being infringed by a Third Party, it shall promptly notify the other of such infringement. McNEIL shall exclusively be responsible for taking any action to terminate such infringement of their respective trademarks at their sole discretion.

14.6    McNEIL shall be responsible for selecting any name, logotype, or trademark(s) for the Product (collectively "Trademark(s)"). McNEIL will be responsible, at its own discretion and expense, for securing registration of such Trademark(s) in the countries of the Territory, and shall own and control such Trademark(s). McNEIL shall further be responsible for filing, maintaining, and protecting any such Trademark(s).

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14.7    McNEIL shall, at its sole discretion, have the right to promote and sell Products under Trademark(s) selected by McNEIL, which Trademark(s) shall be and remain the property of McNEIL.

ARTICLE XV
CONFIDENTIALITY

15.1    Disclosures of any information by any Party to another, whether made prior to or subsequent to the Effective Date, shall be safeguarded by the recipient, shall not be disclosed to Third Parties and shall be made available only to recipient’s employees or independent contractors who agree to keep the information in confidence and who have a need to know the information for the purposes specified under this Agreement, subject to the provisions of this Article 15.

15.2    All such information deemed to be confidential by a Party and disclosed from one Party to the other shall be made in writing, or shall be confirmed in writing within forty-five (45) days of the date of disclosure, and shall remain the property of the disclosing Party. Allsuch written confidential information shall be returned to the disclosing Party within thirty (30) days of receipt of a written request by the disclosing Party. However, each Party’s counsel may retain one copy of these documents for archival purposes to be used to monitor compliance herewith and in respect of any litigation relating to the provisions of this Agreement including the provisions of this Article. All such information shall only be used for the purposes contemplated in this Agreement.

15.3    These mutual obligations of confidentiality shall not apply to any information that:

(i)    is or hereafter becomes generally available to the public other than by reason of any default with respect to a confidentiality obligation by the recipient to the disclosing Party; or

(ii)    was already known to the recipient as evidenced by prior written documents in its possession; or

(iii)    is disclosed to the recipient by a Third Party who is not in default of any confidentiality obligation to the disclosing Party hereunder; or

(iv)    is developed by or on behalf of the receiving Party, without reliance on confidential information received hereunder; or

(v)    has been approved in writing for publication by each of the Parties.

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15.4    Notwithstanding the restrictions of Section 15.1 hereinabove, IMI and McNEIL may disclose such portions of the confidential information that:

(i)    are provided to Third Parties under appropriate terms and conditions including confidentiality provisions equivalent to those in this Agreement for consulting, manufacturing development, manufacturing, external testing and marketing trials with respect to the Products; or

(ii)    are used with the consent of the disclosing Party (which consent shall not be reasonably withheld) in applications for patents, trademarks, tradenames, tradedress, or copyrights under, and as specifically permitted under, the terms of this Agreement; or

(iii)    are required to be disclosed in compliance with applicable laws or regulations in connection with the manufacture or sale of Licensed Products; or

(iv)    are otherwise required to be disclosed in compliance with applicable laws or regulations or order by a court or other regulatory body having competent jurisdiction.

In making such disclosures under this Section 15.2 (other than pursuant to subsection (i) thereof), the disclosing Party shall obligate the recipient to secrecy, if possible.

15.5    Notwithstanding the restrictions of Section 15.1 hereinabove, McNEIL and IMI may disclose confidential information to their employees, consultants, advisors and subcontractors who are engaged directly or indirectly in the manufacture, use or sale of the Product who have first been instructed to maintain such confidential information in confidence. For the avoidance of doubt, however, McNEIL and IMI shall be free to disclose the existence of this Agreement and the nature of the licenses granted hereunder to its Affiliates and prospective Sublicensees with an appropriate obligation of confidentiality and non-use.

15.6    The conditions and restrictions of this Article XV shall remain in force during the term of this Agreement and for eight (8) years thereafter, surviving the termination of this Agreement.

15.7    Subject to all legal requirements and the overriding discretion and requirements of the agencies hereinafter referred to, the Parties will agree in advance with each other on the terms of this Agreement that the Parties shall seek to be redacted in any filings with the United States Securities and Exchange Commission, the Ontario Securities Commission or any similar agency in any other province or territory of Canada, or any successor agencies thereto, , or any other governmental or regulatory authority that the Parties are required to report, to the extent that any such filing may be required.

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15.8    (a) Except as may otherwise be required by applicable law or by the representatives of any applicable securities commission or any stock exchange upon which its securities are listed or any securities quotation system on which such securities are traded (the "Disclosure Requirements"), IMI shall not issue any press release or make any other public announcement or otherwise disclose or announce this Agreement, the existence thereof, or the terms, conditions or subject matter hereof, or the name of McNEIL or any of its Sublicensees (the "Disclosure"), without the prior written approval of McNEIL including without limitation, approval of the specific text of such release, announcement or statement. Any determination that disclosure by IMI pursuant to this Section is required by the Disclosure Requirements shall not be inconsistent with IMI’s past practices with respect to such disclosures unless such inconsistency is intended to respond to changes to the Disclosure Requirements or is otherwise required in order to conform to the Disclosure Requirements.

(b) Notwithstanding subsection 15.8(a), if IMI would like MCNEIL to consider whether IMI may make a Disclosure (other than a Disclosure required by the Disclosure Requirements), then IMI shall provide McNEIL with a copy of such proposed Disclosure at least five (5) Business Days prior to its proposed issuance or submission; and, to the extent practical, shall discuss the need for such proposed Disclosure with McNEIL. McNEIL, at its sole discretion, may require that modifications be made to the announcement or disclosure prior to publication, and McNEIL, at its sole discretion, shall further determine whether or not such proposed Disclosure, either as originally presented by or as modified by McNEIL, may be publicly announced or disclosed.

(c ) Notwithstanding the above, IMI shall have the right to disclose, in private or public offering documents or in verbal discussions with current or potential investors, the fact that IMI has signed a license agreement with McNeil regarding cardiac risk predictor systems.

(d) Notwithstanding the above, IMI may issue a press release limited to the specific announcement of the issuance of any patent within the Licensed Patents without McNEIL’s prior written approval of the text of such press release.

ARTICLE XVI
CONTRACTUAL RELATIONSHIP

16.1    The relationship of the Parties under this Agreement is that of independent contractors and not as agents of each other or partners or joint venturers, and neither Party shall have the power to bind the other in

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any way with respect to any obligation to any Third Party unless a specific power of attorney is provided for such purpose. Each Party shall be solely and exclusively responsible for its own employees and operations.

ARTICLE XVII
TERM AND TERMINATION

17.1    This Agreement shall become effective upon the Effective Date, and unless otherwise terminated in accordance with any of the provisions herein, shall remain in force for a given country of the Territory until the last to occur of:

    (a)    the date of the last Licensed Patent to expire in that country; or

    (b)    the date of abandonment of the last patent application in the Licensed Patents for that country;

             or

    (c)    ten (10) Years from the Effective Date

(collectively hereafter "Expiry Date"). To the extent provided in Section 3.2, for a given Product in a given country in the Territory, McNEIL shall receive a fully paid-up, irrevocable, royalty-free non-exclusive license, with the unrestricted right to grant sublicenses, under the Licensed Technology to develop, make, have made, use, sell, have sold, import, and offer for sale that Product in that country after the Expiry Date.

17.2    McNEIL may terminate this Agreement *****. For example, this Agreement may be terminated by McNEIL on a *****.

17.3    If McNEIL has not had, or fails to continue to have, cumulative Net Sales of Products in the Territory of at least:

(a)	***** (*****) of Net Sales of Products in the U.S. in each Calendar Year commencing with the second full Calendar Year following FDA Approval in respect of a Product; or

(b)	***** (*****) in the European Union in each Calendar Year commencing with the second full Calendar Year following the obtaining of the CE Mark in respect of a Product; or

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(c)
The level of Net Sales of Products in New Zealand, Australia, North and South Korea, Singapore, Vietnam, Indonesia, Malaysia, Thailand, India and China (collectively, "Australasia") in each Calendar Year, commencing with the second full Calendar Year following Regulatory Approval in respect of a Product in such Region, which level is as the Parties agree to prior to the expiry of the Election Period contemplated in Section 5.3 hereof in respect of any country within Australasia; or

(d)	The level of Net Sales of Products in South America in each Calendar Year, commencing with the second full Calendar Year following Regulatory Approval in respect of a Product in such Region, which level is as the Parties agree to prior to the expiry of the Election Period contemplated in Section 5.3 hereof in respect of any country within South America; or

(e)
The level of Net Sales of Products in Saudi Arabia, Iraq, Iran, Yemen, Oman, Israel, Jordan, Lebanon, Syria, Qatar, United Arab Emirates, Afghanistan and Pakistan (the "Middle East") and Africa in each Calendar Year, commencing with the second full Calendar Year following Regulatory Approval in respect of a Product in such Region, which level is as the Parties agree to prior to the expiry of the Election Period contemplated in Section 5.3 hereof in respect of any country within Africa and the Middle East; or

(f)
The level of Net Sales of Products in all of the countries of Eastern Europe in each Calendar Year, commencing with the second full Calendar Year following Regulatory Approval in respect of a Product in such Region, which level is as the Parties agree to prior to the expiry of the Election Period contemplated in Section 5.3 hereof in respect of any country within Eastern Europe;

then IMI shall, except as hereinafter provided in this Section 17.3, have the right to terminate the rights of McNEIL, in respect of such Region, whereupon the definition of "*****" shall be deemed to be modified to *****.

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For purposes of this Section, "Region" shall mean each of the U.S., the European Union, Australasia, South America, Africa and the Middle East, and Eastern Europe, respectively, and the level of Net Sales of Products to be sold in a Region in a given Calendar Year (as set forth in Sections 17.3(a) through 17.3(f), respectively, ) shall be referred to as "Minimum Net Sales".

17.3.1    Notwithstanding the above, McNEIL shall be *****.

17.3.2    Notwithstanding the above, McNEIL’s obligation *****:

17.3.2 (a) If, in a given Calendar Year, the amount of Competition in a given Region represents at least ***** (*****) but less than ***** (*****) of the unit sales of Product sold by McNEIL and its Affiliates in that same Region, then the Minimum Net Sales for that Region as set forth in Section 17.3 (a) through (f) shall be reduced by ***** (*****) throughout the Term, unless otherwise provided in Section 17.3.1 or 17.3.2(b) or (c).

17.3.2 (b) If, in a given Calendar Year, the amount of Competition in a given Region represents at least ***** (*****) but less than ***** (*****) of the unit sales of Product sold by McNEIL and its Affiliates in that same Region, then the Minimum Net Sales for that Region as set forth in Section 17.3 (a) through (f) shall be reduced by ***** (*****) throughout the Term, unless otherwise provided herein in Section 17.3.1 or 17.3.2 (c).

17.3.2 (c) If, in a given Calendar Year, the amount of Competition in a given Region represents at least ***** (*****) of the unit sales of Product sold by McNEIL and its Affiliates in that same Region, then the Minimum Net Sales for that Region as set forth in Section 17.3 (a) through (f) shall be reduced by ***** (*****) throughout the Term, unless otherwise provided herein in Section 17.3.1.

"Competition," as used herein, shall include any non-invasive test that measures skin Sterol levels that is sold in a given Region.

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17.3.3. Notwithstanding anything to the contrary herein, in the event that McNEIL fails to exceed the Minimum Net Sales for a Region in which no Products other than Initial Products (as defined in Section 5.4.1) may be sold by McNEIL, then IMI’s right to terminate this Agreement under Section 17.3 is limited in scope to that Initial Product and its respective McNEIL Jurisdiction(s).

17.4    IMI may terminate this Agreement (at its option, either in its entirety or only insofar as the Region(s) in respect of which the breach has occurred) immediately upon written notice, in the event:

17.4.1    McNEIL fails to make any payment due and owing within sixty (60) days after notice thereof;

or

17.4.2    McNEIL commits a breach of any material provision of this Agreement and: a) McNEIL fails to cure such breach within sixty (60) days after notice thereof if such breach is curable; or b) if the breach is not curable within such 60 day period, then McNEIL fails to take significant steps to present a plan to cure such breach (which plan shall be acceptable to IMI, acting reasonably) within such sixty (60) day period or fails to thereafter use commercially reasonable efforts to implement such plan. ;

17.5    McNEIL may terminate this Agreement, immediately upon written notice in the event IMI commits a breach of any material provision of this Agreement which is not cured within sixty (60) days after written notice thereof.

17.5.1 Transfer of Registrations: In the event of termination of this Agreement by McNEIL pursuant to Section 17.5 in one or more Region(s), IMI shall a) transfer to McNEIL, free of charge, the ownership of all Registrations for the Products in those Region(s) that is owned by IMI at the time of such termination, and all the data used to support the same; and b) grant to McNEIL a royalty-free, perpetual, irrevocable, license to make, have made, use, sell, have sold, import, and offer for sale the Products under the Licensed Technology in those Region(s).

17.6    The rights of termination set forth in Sections 17.4 and 17.5 hereinabove, however, cannot be exercised by IMI or McNEIL, as the case may be, if at any time during said sixty (60) day period, McNEIL or IMI, as the case may be, advises the other Party in writing that it challenges the alleged payment owed or the alleged breach. In such event, the Parties will negotiate in good faith to resolve the dispute concerning the alleged payment owed or the alleged breach and, if the Parties are unable to resolve such dispute then such termination may only be effective upon a determination by the arbitrator(s) pursuant to Article XVIII.

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17.7    Either Party may terminate this Agreement if the other Party is declared insolvent or bankrupt by a court of competent jurisdiction, or files a voluntary petition of bankruptcy in any court of competent jurisdiction, or shall make or execute an assignment of substantially all its assets for the benefit of creditors. However, the Parties agree that IMI has transferred exclusive, proprietary rights and interest in the Licensed Patents in the Territory to McNEIL under this Agreement.

17.8    Termination of this Agreement for any cause shall not release either Party from any obligation theretofore accrued.

17.9    The failure on the part of either Party to exercise or enforce any right conferred upon it hereunder shall not be deemed to be a waiver of any such right, or any other right conferred hereunder, nor operate to bar the exercise or enforcement thereof at any time thereafter.

17.10    Upon termination of this Agreement for any reason,

17.10.1    IMI shall fill all binding orders of McNEIL for the Product which were placed prior to the date of notice of termination given by IMI pursuant to this Agreement (or placed prior to the effective date of the termination if notice is given by McNEIL hereunder), unless otherwise instructed by McNEIL; and

17.10.2    McNEIL shall have the right to sell any Product in its inventory provided McNEIL pays to IMI the applicable royalty, if any.

This Section 17.10 shall survive termination or expiration of this Agreement.

17.11	Notwithstanding any such termination of this Agreement, the following provisions shall continue to apply: Articles I, XI - XVII, XIX, and XX, and Sections 2.5, 2.6, 3.2, 5.8, 5.9, 6.9, 6.10.

17.12	In the event that the Parties enter into mediation or arbitration proceedings as set forth herein, all cure period shall be tolled.

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ARTICLE XVIII
JOINT STEERING COMMITTEE

18.1    Purpose; Formation. Within thirty (30) days of the execution and delivery of this Agreement, the Parties will appoint their respective representatives to a committee to oversee, coordinate and provide strategic direction to the research and development activities, such as the Commercial Clinical Program and the Regulatory Clinical Program, as set forth in Article II for Products in the Territory (the "Joint Steering Committee" or "JSC").

18.2    Membership. Each Party shall initially appoint two (2) representatives to the JSC. The JSC may change its size from time to time by mutual consent of its members; provided that the JSC shall at all times consist of an equal number of representatives of each of McNEIL and IMI. Each Party may replace its JSC representatives at any time upon written notice to the other Party. At least one (1) of each Party’s representatives on the JSC will have the title of Vice-President (or a comparable position) or above for such Party. The JSC may invite nonmembers to participate in the discussions and meetings of the JSC, provided that such participants shall have no voting authority at the JSC. The initial appointees of IMI shall be ***** and *****and the initial appointees of McNEIL shall be ***** and *****.

18.3    Chairperson. IMI shall name, from among its JSC representatives, a chairperson of the JSC. The chairperson shall be responsible for administering JSC meetings but shall have no additional powers or rights beyond those held by the other representatives on the JSC. The chairperson will be responsible for preparing minutes of JSC meetings, which shall be circulated for review and approval by all members within thirty (30) days after each meeting.

18.4    Decision-Making. The JSC shall act by unanimous vote, with each Party having one (1) vote. The Parties shall engage in good faith discussions to reach agreement on all issues presented. If the JSC becomes deadlocked on an issue, then the respective President of McNEIL and IMI will engage in good faith discussions to resolve the issue. If the issue remains in a deadlock then the final decision will be made according to the following;

For issues pertaining to *****, the President of IMI will have the final decision.

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For issues pertaining to the *****, the President of McNEIL will have the final decision.

The provisions of this Section relating to the final decisions being made by the President of IMI or the President of McNEIL, respectively shall relate solely to matters of business and matters of allocation of resources but shall not, for greater certainty, relate to the interpretation of any of the provisions hereof, which matters of interpretation shall, in the absence of a consensual resolution, be dealt with as provided for in Section 19.8 hereof.

18.5    Meetings. The JSC shall meet at least once per Fiscal Quarter throughout the Term of this Agreement, unless the Parties mutually agree in writing to a different frequency or to disband the JSC. Any member of the JSC may call a special meeting of the JSC from time to time to address issues in connection with which a decision or review is reasonably required prior to the next regularly scheduled JSC meeting. The JSC will meet at locations alternately selected by McNEIL and by IMI. The JSC may meet by video or audio conference. Meetings of the JSC will be effective only if a representative of each Party is present or participating. Each Party shall bear all expenses it incurs in regard to participating in JSC meetings, including all travel and living expenses.

18.6    Specific Responsibilities of the JSC. In addition to its general responsibility to oversee, monitor, review, coordinate and provide strategic direction for the Product in the Territory, the JSC shall in particular:

    18.6.1    *****;

   18.6.2    *****, and

   18.6.3    *****; and

    18.6.4    *****.

18.7    Limited Authority. The members of the JSC shall have the authority to provide consents or approvals as contemplated herein on behalf of their nominating Party. The JSC shall have no authority to amend this Agreement.

ARTICLE XIX
MISCELLANEOUS PROVISIONS

19.1    The rights and obligations of IMI and McNEIL under this Agreement are personal thereto and neither Party shall have the right to sublicense, except with McNEIL’s right to sublicense all or part of its

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rights and obligations under this Agreement to its Affiliates, assign, transfer or delegate, in whole or in part, any of its rights or obligations hereunder to any Third Party without the prior written consent of the other Party except that either Party may assign this Agreement to any Affiliate provided that the assignor guarantees all of the covenants and obligations of such Affiliate arising pursuant to such assignment.

19.2    The illegality, invalidity, or otherwise voidability or unenforceability of any provision of this Agreement shall not impair, affect or invalidate the other provisions of this Agreement. In the event that any part, section, clause, paragraph or subparagraph of this Agreement shall be held to be indefinite, invalid, illegal or otherwise voidable or unenforceable, the entire agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect. The Parties shall replace such illegal or invalid provisions with a valid and enforceable provision which most closely approaches the idea, intent, and purpose of this Agreement, and in particular, the provision to be replaced.

19.3    Any notice required or permitted under this Agreement shall be deemed to have been sufficiently provided and effectively made (i) as of the delivery date if hand-delivered in person or by a reputable courier service, (ii) as of the delivery date if delivered by facsimile transmission (provided that if the transmission occurs on a day other than a day on which the main branches of chartered banks are open for business in the City of Toronto or after 5:00 p.m. on any day, then the facsimile transmission shall be deemed to be delivered on the next day on which such branches are open for business in the City of Toronto), or (iii) as of the fifth day following the mailing date if mailed by registered mail, postage-prepaid, and addressed to the receiving Party at the following respective address:

To McNEIL-US

McNEIL Consumer & Specialty Pharmaceuticals Division of McNEIL-PPC, Inc.
7050 Camp Hill Road
Fort Washington, PA 19034

Attn: President
Facsimile: 215 273 - 4124

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To McNEIL-Canada

McNEIL PDI Inc.
McNEIL CONSUMER HEALTHCARE DIVISION
890 Woodlawn Road West
Guelph, Ontario
N1k 1A5

Attn: President
Facsimile: 519-826-6302

With a copy to:
JOHNSON & JOHNSON
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
Attn: Chief Patent Counsel
Facsimile: 732-524-2808

To IMI-Canada:

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.
Suite 615
4211 Yonge Street
Toronto, Ontario
M2P 2A9
Canada
Attn: Chief Financial Officer
Facsimile: (416) 222-4533

To IMI-Switzerland:

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.
c/o Schmid Attorneys at Law
Attorneys at Law,
Stockerstrasse 38 Schwanengasse 1,

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CH-3011 Berne,
Switzerland
Attn: Peter J. Schmid or Peter Haas
Facsimile: 41-31-328-75-76

With a copy to IMI-Canada

or such other address which the receiving Party has given notice pursuant to the terms of this Section 19.3.

19.4    This Agreement represents the entire understanding between McNEIL and IMI, and supersedes all other understandings and agreements, express or implied, not specifically referenced and incorporated herein, concerning the Product. Any modification of this Agreement to be effective must be in writing, specifically refer to this Agreement, and be signed by both Parties. For greater certainty, this Agreement is in addition to, and does not supersede, the terms and conditions of the License, Development and Supply Agreement made as of March 1, 2002, as amended, between IMI-Canada and McNEIL PDI Inc. (acting through its McNEILl Consumer Healthcare division), as amended.

19.5    Any delays in or failures of performance by a Party under this Agreement shall not be considered a breach of this Agreement if and to the extent caused by occurrences beyond the reasonable control of the Party affected, including but not limited to: acts of terrorism, acts of God; embargoes, governmental restrictions, materials shortages, strikes or other concerted acts of workers; fire, flood, explosion, earthquake, hurricanes, storms, tornadoes, riots, wars, civil disorder, terrorism, failure of public utilities or common carriers, labor disturbances, rebellion or sabotage The Party suffering such occurrence shall immediately notify the other Party of such inability and of the period for which such inability is expected to continue, and any time for performance hereunder shall be extended by the actual time of delay caused by the occurrence; provided, however, that the Party suffering such occurrence uses commercially reasonable efforts to mitigate any damages incurred by the other Party. The Party giving such notice shall, thereupon, be excused from such of its obligations under this Agreement as it is, thereby, disabled from performing, except for the obligation to pay any amounts due and owing and, in the case of a supply shortage, any lost opportunity fees set forth herein regarding such non-performance, for so long as it is so disabled and for the thirty (30) days thereafter following the cessation of such performance disability. The other Party may likewise suspend the performance

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of all or part of its obligations, except for the obligation to pay any amounts due and owing, to the extent that such suspension is commercially reasonable.

19.6.     Dispute Resolution

a)
 In the event of any controversy or claim relating to, arising out of or in any way connected to any provision of this Agreement (a "Dispute"), either Party may, by notice to the other Party, have such dispute referred to their respective senior officials designated below or their successors, for attempted resolution by good faith negotiations within thirty (30) days after such notice is received. Said designated employees are as follows:

For IMI: Dr. Brent Norton, or his designee
For McNeil: William McComb, or his designee

Any Dispute that is not resolved pursuant to this Section shall be finally resolved by final and binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") then pertaining, except where those rules conflict with this provision, in which case this provision controls . Whenever a Party shall decide to institute arbitration proceedings, it shall give writing notice to that effect to the other Party. The Party giving such notice shall refrain from instituting the arbitration proceedings for a period of ten (10) business days following such notice to allow the Parties to attempt to resolve the dispute between themselves. If the Parties are still unable to resolve the dispute, the Party giving notice may institute the arbitration proceeding under the AAA Rules. Arbitration shall exclusively and solely be held in New York, New York. Any court with jurisdiction shall enforce this clause and enter judgment on any award. The arbitration shall be conducted before a single arbitrator mutually chosen by the parties from the AAA’s National Roster of Arbitrators, but if the parties have not agreed upon a single arbitrator within fifteen (15) days after notice of the institution of the arbitration proceeding, then the arbitration will be conducted by a panel of three arbitrators. In such case, each party shall within thirty (30) days after notice of the institution of the arbitration proceedings appoint one arbitrator and a third arbitrator, who shall be the presiding arbitrator, shall be jointly determined by the two other arbitrators. The presiding arbitrator shall then be appointed in accordance with AAA Rules. Within 45 days of initiation of the arbitration, the parties shall reach agreement upon and thereafter follow procedures, including limits on discovery, assuring that the arbitration will be concluded and an award rendered within no more than eight months from selection of the arbitrator(s), or failing agreement, procedures meeting such time limits will be designed by the AAA and adhered to by the parties. The arbitrator(s) shall apply the substantive law of New York, except that the interpretation and enforcement of this arbitration provision shall be governed by the Federal Arbitration Act. No arbitrator (nor

58

the panel of arbitrators) shall have the power to award punitive damages, nor any award of multiple, exemplary or consequential damages, nor attorneys fees or costs under this Agreement and such awards are expressly prohibited. Prior to the commencement of any arbitration, emergency relief is available from any court to avoid irreparable harm. Except to the extent entry of judgment and any subsequent enforcement may require disclosure, all matters relating to the arbitration, including the award, shall be held in confidence by the Parties.

b.	EACH PARTY HERETO WAIVES ANY CLAIM TO PUNITIVE, EXEMPLARY OR MULTIPLIED DAMAGES FROM THE OTHER ARISING FROM SUCH DISPUTE.

c.	EACH PARTY HERETO WAIVES ANY CLAIM OF CONSEQUENTIAL DAMAGES FROM THE OTHER ARISING FROM SUCH DISPUTE.

d.	EACH PARTY HERETO WAIVES ANY CLAIM FOR ATTORNEYS’ FEES AND COSTS AND PREJUDGMENT INTEREST FROM THE OTHER ARISING FROM SUCH DISPUTE.

19.7    Governing Law. All matters affecting the interpretation, validity, and performance of this Agreement shall be governed by the laws of the State of New York, U.S.A., without regard to its choice or conflict of law principles.

19.8    Il est convenu par le présent acte que les deux parties demandent que ce contrat et tout avis, consentement, autorisation, communication et approbation soient rédigés en langue anglaise. It is hereby agreed that both Parties specifically require that this Agreement and any notices, consents, authorizations, communications and approvals be drawn up in the English language.

19.9    Each Party shall use commercially reasonable efforts to maintain in full force and effect all necessary licenses, permits and other authorizations required by Applicable Law to carry on its duties and obligations under this Agreement. Each Party shall comply with all Applicable Laws. Each Party shall cooperate with the other to provide such letters, documentation and other information on a timely basis as the other Party may reasonably require to fulfill its reporting and other obligations under Applicable Laws to applicable Regulators. Except for such amounts as are expressly required to be paid by a Party to the other under this Agreement, each

59

Party shall be solely responsible for any costs incurred by it to comply with its obligations under Applicable Laws. Each Party shall conduct its activities hereunder in an ethical and professional manner.

19.10    This Agreement has been prepared jointly and shall not be strictly construed against either Party. Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision.

19.11    This Agreement is made subject to any restrictions concerning the export of products or technical information which may be imposed upon or related to any Party from time to time. Each Party agrees that it will not Knowingly export, directly or indirectly, any technical information or any products using to a location or in a manner that at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the appropriate agency or other governmental entity. The Parties agree to use reasonable efforts to obtain all such consents and approvals prior to export of the Product.

19.12    Whenever provision is made in this Agreement for either Party to secure the consent or approval of the other, that consent or approval shall not unreasonably be withheld or delayed, and whenever in this Agreement provisions are made for one Party to object to or disapprove a matter, such objection or disapproval shall not unreasonably be exercised. As used in this Agreement, the words "include" and "including", and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation".

19.13    Rights Upon Insolvency. All rights and licenses to Licensed Technology granted under or pursuant to this Agreement by IMI to McNEIL are, for all purposes of Section 365(n) of Title 11 of the U.S. Code ("Title 11"), licenses of rights to intellectual property as defined in Title 11. IMI agrees during the term of this Agreement to create and maintain current copies or, if not amenable to copying, detailed descriptions or other appropriate embodiments, of all such Licensed Technology. If a case is commenced by or against IMI under Title 11, then, unless and until this Agreement is rejected as provided in Title 11, IMI (in any capacity, including debtor-in-possession) and its successors and assigns (including, without limitation, a Title 11 trustee) shall either perform all of the obligations provided in this Agreement to be performed by IMI or provide to MCNEIL all such intellectual property (including all embodiments thereof) held by IMI and such successors and assigns, as MCNEIL may elect in a written request, immediately upon such request. If a Title 11 case is commenced by or against IMI, this Agreement is rejected as provided in Title 11 and MCNEIL elects to retain

60

its rights hereunder as provided in Title 11, then IMI (in any capacity, including debtor-in-possession) and its successors and assigns (including, without limitation, a Title 11 trustee) shall to the extent provided in this license, and to the requirements of 11 U.S.C. § 365(n) provide to MCNEIL all such intellectual property (including all embodiments thereof) held by IMI and such successors and assigns immediately upon MCNEIL’s written request therefor. All rights, powers and remedies of MCNEIL, as a licensee hereunder, provided herein are in addition to and not in substitution for any and all other rights, powers and remedies now or hereafter existing at law or in equity (including, without limitation, Title 11) in the event of the commencement of a Title 11 case by or against IMI. MCNEIL, in addition to the rights, powers and remedies expressly provided herein, shall be entitled to exercise all other such rights and powers and resort to all other such remedies as may now or hereafter exist at law or in equity (including Title 11) in such event.

ARTICLE XX
TAXES

20.1    McNEIL will make all payments to IMI under this Agreement without deduction or withholding for taxes except to the extent that any such deduction or withholding is required by law in effect at the time of payment.

20.2    Any tax required to be withheld on amounts payable under this Agreement will promptly be paid by McNEIL on behalf of IMI to the appropriate governmental authority, and McNEIL will furnish IMI with proof of payment of such tax. Any such tax required to be withheld will be an expense of and borne by IMI.

20.3    McNEIL and IMI will cooperate with respect to all documentation required by any taxing authority or reasonably requested by McNEIL to secure a reduction in the rate of applicable withholding taxes. On the date of execution of this Agreement, IMI will deliver to McNEIL an accurate and complete Internal Revenue Service Form W-8BEN certifying that IMI, as licensor, is entitled to the applicable benefits under the Income Tax Treaty between Canada and the United States.

20.4    If McNEIL had a duty to withhold taxes in connection with any payment it made to IMI under this Agreement but McNEIL failed to withhold, and such taxes were assessed against and paid by McNEIL, then

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IMI will indemnify and hold harmless McNEIL from and against such taxes but excluding any penalties. If McNEIL makes a claim under this Section 20.2, McNEIL will comply with the obligations imposed by Section 15.2 as if McNEIL had withheld taxes from a payment to IMI.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first written above.

MCNEIL PDI INC.
(acting through its McNEIL Consumer Healthcare
division on behalf of McNEIL PDI Inc.)

By: ______________________
Name:    Greg Josey
Title:      Vice President Finance
Authorized Signing Officer

MCNEIL CONSUMER & SPECIALTY PHARMACEUTICAL DIVISION OF MCNEIL-PPC, INC.

By: ______________________
Name:    William McComb
Title:      President
Authorized Signing Officer

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.,
A Canadian corporation

By: ______________________
Name:    Brent Norton
Title:      President & CEO
Authorized Signing Officer

62

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.,
A Swiss corporation

By: ______________________
Name:    Peter Haas
Title:      Director
Authorized Signing Officer

63

Appendix A

Summary of Cholesterol 1,2,3TM

Summary and Explanation of the Test

Elevated serum cholesterol is a recognized risk factor for coronary artery disease (CAD) and there is strong evidence for a reduction of CAD after lowering of high cholesterol levels. In addition, serum cholesterol can be separated into low-density lipoprotein (LDL) and high-density lipoprotein (HDL) components. CAD risk is increased when LDL is elevated and when HDL is reduced.

Besides its quantification in the blood, cholesterol can also be measured in the skin. Skin contains approximately 11%, by weight, of all body cholesterol and has been cited as "mirroring" vascular changes associated with age and atherosclerosis. A number of studies have demonstrated a relationship between skin cholesterol levels and CAD and more recently studies showing a relationship between skin cholesterol levels and treadmill stress test outcome and skin cholesterol correlated with angiographically proven CAD have been reported.

Cholesterol 1,2,3TM employs a synthetic copolymer conjugated with digitonin and horseradish peroxidase to detect and quantify the amount of cholesterol in the patient’s epidermis.

Cholesterol 1,2,3™ is an in vitro diagnostic test, which can be used in conjunction with clinical evaluation and other lipoprotein tests as part of risk assessment for coronary artery disease.

Principle of the Procedure

Cholesterol 1,2,3TM is a rapid two-step test for the detection of skin cholesterol. The test is performed on the palmer surface of the hand and requires no prior fasting. A solution containing digitonin-labelled copolymer (detector) is first placed on the palm of the hand for one minute. The digitonin complexes with cholesterol in the skin. After one minute, the palm is blotted dry with a paper towel. A second solution, indicator, is then added to the test sites for two minutes. Substrate in the colourless indicator reacts with horseradish peroxidase conjugated to the copolymer to produce a blue colour, the intensity of which is proportional to the amount of cholesterol detected. A reader is used to generate a numeric value for skin cholesterol. Negative and positive controls applied to the palm in parallel with the detector solution serve to monitor test performance.

64

Appendix AA -

Correlation Study Success Factors

*****

65

Appendix C

JOHNSON & JOHNSON UNIVERSAL CALENDAR EXAMPLE

		2004 UNIVERSAL CALENDAR

	M	T	W	T	F	S	S		M	T	W	T	F	S	S

JAN	29	30	31					JUL	28	29	30
(4 Weeks)				1	2	3	4	(4 Weeks)				1	2	3	4
	5	6	7	8	9	10	11		5	6	7	8	9	10	11
	12	13	14	15	16	17	18		12	13	14	15	16	17	18
	19	20	21	22	23	24	25		19	20	21	22	23	24	25

FEB	26	27	28	29	30	31		AUG	26	27	28	29	30	31
(4 Weeks)							1	(4 Weeks)							1
	2	3	4	5	6	7	8		2	3	4	5	6	7	8
	9	10	11	12	13	14	15		9	10	11	12	13	14	15
	16	17	18	19	20	21	22		16	17	18	19	20	21	22

MAR	23	24	25	26	27	28	29	SEP	23	24	25	26	27	28	29
(5 Weeks)								(5 Weeks)	30	31
	1	2	3	4	5	6	7				1	2	3	4	5
	8	9	10	11	12	13	14		6	7	8	9	10	11	12
	15	16	17	18	19	20	21		13	14	15	16	17	18	19
	22	23	24	25	26	27	28		20	21	22	23	24	25	26

APR	29	30	31					OCT	27	28	29	30
(4 Weeks)				1	2	3	4	(4 Weeks)					1	2	3
	5	6	7	8	9	10	11		4	5	6	7	8	9	10
	12	13	14	15	16	17	18		11	12	13	14	15	16	17
	19	20	21	22	23	24	25		18	19	20	21	22	23	24

MAY	26	27	28	29	30			NOV	25	26	27	28	29	30	31
(4 Weeks)						1	2	(4 Weeks)
	3	4	5	6	7	8	9		1	2	3	4	5	6	7
	10	11	12	13	14	15	16		8	9	10	11	12	13	14
	17	18	19	20	21	22	23		15	16	17	18	19	20	21

JUN	24	25	26	27	28	29	30	DEC	22	23	24	25	26	27	28
(5 Weeks)	31							(6 Weeks)	29	30
		1	2	3	4	5	6				1	2	3	4	5
	7	8	9	10	11	12	13		6	7	8	9	10	11	12
	14	15	16	17	18	19	20		13	14	15	16	17	18	19
	21	22	23	24	25	26	27		20	21	22	23	24	25	26
									27	28	29	30	31
														1	2

66

Appendix D

Framingham Risk Factors

The Framingham Global Risk Score is calculated from the following list of Framingham Risk Factors:

•	Age
•	Gender
•	Smoking Status
•	Total Cholesterol (TC) or LDL Cholesterol
•	HDL Cholesterol
•	Systolic Blood Pressure
•	Diabetes Status

An example of how the Framingham Global Risk Score is calculated is below.

67

68

69

Appendix E

***** IMI Clinical Trial Agreement

*****

70

Appendix F

IMI Licensed Know How

IMI Trade Marks

	Mark	Date Filed	Application Number	Status	Registration Number

Canada	Cholesterol 1,2,3	02/22/2000	1,047,894	Granted	TMA559,318

United States	Cholesterol 1,2,3	03/21/2000	76/006,213	Granted	2705836

**European Union	Cholesterol 1,2,3	07/10/2000	001747344	Granted	001747344

Canada	PreVu	11/07/2003	1,196,241	Pending

**European Union territories: ES, DA, DE, EL, EN, FR, IT, NL, PT, FI, SV

71

Appendix G

IMI Improvement Intellectual Property

{The remainder of this page is intentionally blank. The schedule will be created and updated according to the agreement}

72

Appendix H

IMI Patents and Patent Applications

Patent Status	Title	Jurisdiction	Patent Number	Filing Date	Issued Date	Expiry Date

Granted	Method for visual indication of cholesterol on skin surface agents used therefore and methods for producing such agents	United States	5,489,510	February 9, 1993	February 6, 1996	February 6, 2013

Granted	Method for producing affino-enzymatic compounds and visualizing agent and application thereof	United States	5,587,295	July 19, 1994	December 24, 1996	December 24, 2013

Granted	Method for producing affinity-enzymatic compounds for visual indication of cholesterol on skin surface	Canada	1,335,968	January 19, 1989	June 20, 1995	June 20, 2012

Granted
Method of producing affinity-enzymatic compounds for the visual detection of cholesterol on the surface of the skin of a patient, based on a detecting agent with an affinity for cholesterol and a visualization agent
		Europe Austria Great Britain France Germany Italy Sweden Switzerland	0 338 189	January 18, 1989	April 24, 1996	January 18, 2009

73

Patent Status	Title	Jurisdiction	Patent Number	Filing Date	Issued Date	Expiry Date

Granted	Multilayer Analytical Element	Australia South Korea United States Canada	702663 235211 6,605,440 2,207,555	December 14, 1995 December 14, 1995 September 16, 1997 December 14, 1995	June 3, 1999 September 21, 1999 August 12, 2003 February 24, 2004	December 14, 2015 December 14, 2015 December 14, 2015 December 14, 2015

Pending	Multilayer Analytical Element	PCT Brazil China Europe Japan Mexico	CA95/00698 PI9510038-5 95197367.3 95940097.9 HE1-8-17984 974469	December 14, 1995	N/A	N/A

Granted	Method of Determining Skin Tissue Cholesterol	United States	6,365,363	August 20, 1999	April 2, 2002	January 26, 2018

Pending	Method of Determining Skin Tissue Cholesterol	PCT Canada Brazil Europe Japan Hong Kong	RU98/00010 2281769 PI98707594-2 98901608.4 10-5396529 00105898.2	January 26, 1998 February 20, 1997	N/A	N/A

74

Patent Status	Title	Jurisdiction	Patent Number	Filing Date	Issued Date	Expiry Date

Pending	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement Only	PCT Australia Brazil China Europe Federation of Russia Hong Kong India Japan Mexico	PCT/CA00/00918 66734/00 PI0013096.6 00813497.9 00954181.4 RU 2002103517 0310671.6 PCT/2002/00307 2001 515964	August 4, 2000	N/A	N/A

Pending	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement Only	United States	09/830,708	April 30, 2001	N/A	N/A

Pending	*****	*****	*****	*****	*****	N/A

75

Appendix I

Palm Test Summary and Prototype Drawing

*****

76

Appendix J

Cholesterol 1,2,3TM Product Specifications

Each Cholesterol 1,2,3 Test Kit contains 20 individual tests. Each kit contains the following components:

1.	Detector Reagent

• 1.5 mL digitonin horseradish peroxidase conjugate in StabilZyme SELECT Stabilizer as a buffer solution

2.	Positive Control

• 1.5 mL digitonin horseradish peroxidase conjugate in StabilZyme SELECT Stabilizer as a buffer solution. The positive control is 10x concentration of Detector Reagent

3.	Indicator Reagent

• 1.5 mL 3,3’, 5,5’ - tetramethylbenzidine (TMB) - hydrogen peroxide solution with 5% N,N,-dimethylformamide

4.	2 Anti-static Bags for Foam Template

5.	1 Outer Box

6.	1 Foam Insert for Outer Box

7.	2 x 10 Foam Sample Templates

8.	2 x 10 Alcohol Swabs

9.	2 Elastic Bands

10.	Labels

11.	1 Product Insert

77

Appendix K

Tape Test Summary and Prototype Drawing

*****

78

Appendix L
Licensed Product Royalty Report

*****

Licensed Know-How Product Royalty Report

*****

79

Appendix M

Rolling Demand Forecast

*****

80

Appendix N

Quality Control

Quality control tests and assays attached include DCL and Southmedic’s quality control procedures.

*****

*****

81

Appendix O

QUALITY AGREEMENT

BETWEEN

MCNEIL PDI INC.

THROUGH ITS DIVISION, McNEIL CONSUMER HEALTHCARE
(GUELPH, ONTARIO)

and

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.
(TORONTO, ONTARIO)

For the Coordination of PreVu

Quality Agreement # MCH-SA-024-QUALITY

Effective Date:

*****

82

Appendix P

Stability Test Program

Stability procedures attached include DCL’s generic SOP for stability testing, IMI’s stability procedures for Cholesterol 1,2,3 and IMI’s stability procedures for Tape Test detector.

*****

83

Appendix Q

Price Schedule for X-Rite Reader

*****

84

Appendix R

Non-Conforming Notice

*****

85

Appendix S

Returned Goods Authorization Form

*****

86